As filed with the Securities and Exchange Commission on February 25, 1997

                                                 Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          IMCLONE SYSTEMS INCORPORATED
             (Exact name of registrant as specified in its charter)

         Delaware                                             04-2834797
(State or other jurisdiction of                            (I.R.S. Employer
Incorporation or organization)                            Identification No.)

                                180 Varick Street
                            New York, New York 10014
                                 (212) 645-1405

(Address,  including zip code,  and telephone  number,  including  area code, of registrant's principal executive offices)

                               ------------------

                             Harlan W. Waksal, M.D.
              Executive Vice President and Chief Operating Officer
                          ImClone Systems Incorporated
                                180 Varick Street
                            New York, New York 10014
                                 (212) 645-1405

(Name, address,  including zip code, and telephone number,  including area code, of agent for service)

                               ------------------

                                    Copy to:
                              Brian W. Pusch, Esq.
                                 Penthouse Suite
                               29 West 57th Street
                            New York, New York 10019
                                 (212) 980-0408

                               ------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ______________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] _____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                               ------------------

                         CALCULATION OF REGISTRATION FEE

=============================================================================================================
                                                      Proposed              Proposed             Amount of
     Title of                 Amount                   Maximum               Maximum           Registration
      Shares                   to be               Offering Price           Aggregate               Fee
 to be Registered           Registered              Per Share (1)       Offering Price(1)
-------------------------------------------------------------------------------------------------------------
   Common Stock,             3,000,000                 $ 8.375             $25,125,000           $7,614.00
  $.001 par value
=============================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the high and low sale prices for the Common Stock included on the Nasdaq National Market on February 20, 1997, as reported by The Wall Street Journal.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

================================================================================

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 Subject to Completion, dated February 25, 1997

Prospectus
                                3,000,000 Shares

                          ImClone Systems Incorporated

                                  Common Stock
                                 $.001 par value

                               ------------------

     ImClone Systems Incorporated, a Delaware corporation (the "Company"), may issue and sell from time to time all or a portion of the shares of Common Stock, $.001 par value per share (the "Common Stock") offered hereby.

     The Company may sell the shares of Common Stock being offered hereby directly to purchasers or may also sell shares of Common Stock through or to one or more agents, underwriters or dealers. See "Plan of Distribution." The accompanying Prospectus Supplement will set forth the initial public offering price, the net proceeds to the Company, the names of any agents, underwriters or dealers involved in the sale of the shares of Common Stock in respect of which this Prospectus is being delivered, any applicable fee, commission or discount arrangements with such agents, underwriters or dealers and, to the extent required, information concerning the other terms of any agreement, including any indemnification and contribution agreement, between the Company and any such agent, underwriter or dealer.

     The Common Stock is included on the Nasdaq National Market under the symbol IMCL. On February 24, 1997, the closing sale price of the Common Stock on the Nasdaq National Market was $8 1/2 as reported by The Wall Street Journal.

                               ------------------

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is February  , 1997

                                TABLE OF CONTENTS

AVAILABLE INFORMATION.......................................................   2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................   2
CERTAIN FACTORS AFFECTING FORWARD-LOOKING STATEMENTS........................   3
PROSPECTUS SUMMARY..........................................................   4
RISK FACTORS................................................................   6
RECENT DEVELOPMENTS.........................................................  13
USE OF PROCEEDS.............................................................  13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
   FINANCIAL CONDITION AND RESULTS OF OPERATIONS............................  14
DILUTION....................................................................  24
PLAN OF DISTRIBUTION........................................................  24
LEGAL MATTERS...............................................................  25
EXPERTS.....................................................................  25
INDEX TO FINANCIAL STATEMENTS............................................... F-1

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the U.S. Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York, 10048 and Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois, 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates.

     The Company has filed with the Commission a Registration Statement on Form S-3 (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "1933 Act"), with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the financial statements and exhibits incorporated therein by reference or filed as a part thereof, which may be examined without charge, and copies of such material can be obtained at prescribed rates from the Public Reference Section maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete. In each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, each such statement being qualified in all respects by such reference, and such contract or other document shall be deemed incorporated by reference into this Prospectus.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission are hereby incorporated by reference and made a part hereof: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) the Company's Current Reports on Form 8-K, dated February 5, 1996 and February 14, 1996; (iii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; and (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated October 23, 1991.

     All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the termination of the offering of the shares of Common Stock offered hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the respective dates of filings of such documents. The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of such person, a copy of any or all documents incorporated herein by reference, other than exhibits to such documents. Requests for such copies should be addressed to the attention of Harlan W. Waksal, Executive Vice President and Chief Operating Officer, ImClone Systems Incorporated, 180 Varick Street, New York, New York, 10014, telephone number
(212) 645-1405.

              CERTAIN FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

     This Prospectus, including the documents and information incorporated herein by reference, contains forward-looking statements that involve risks and uncertainties. The Company's actual operations, performance and results could differ materially from those reflected in, or anticipated by, these forward-looking statements. In evaluating the Company and its operations, performance and results, investors should consider, among other things, the factors discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein, and the risks and uncertainties discussed in the Company's most recent Annual Report on Form 10-K under the captions "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", in the Company's Quarterly Reports on Form 10-Q and in the Company's other reports filed under the Exchange Act, in each case incorporated herein by reference.

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, "Risk Factors" and financial statements (including the notes thereto) included or incorporated by reference in this Prospectus. The securities offered hereby involve a high degree of risk. See "Risk Factors."

                                   The Company

     ImClone Systems Incorporated is a biopharmaceutical company engaged primarily in the research and development of therapeutic products for the treatment of cancer and cancer-related disorders. The Company's product candidates include interventional therapeutics for cancer and cancer vaccines.

     C225. The Company's lead interventional therapeutic for cancer is a chimerized (part mouse, part human) antibody that acts to block the Epidermal Growth Factor receptor ("EGFr"). EGFr is expressed in select normal human tissues and has been shown to be over-expressed in the cells of approximately one-third of all human cancers. Extensive in vivo animal studies with human tumors have shown that C225 in combination with various chemotherapeutic agents (doxorubicin, cisplatin or paclitaxel) demonstrates a pronounced enhancement of the anti-tumor effect of the chemotherapeutic agents, resulting in the complete destruction of human tumors in substantially all the animals in these studies. These studies have demonstrated long-term, tumor-free survival of animals.

     Since December 1994, the Company has initiated several Phase Ib/IIa clinical trials of C225 at Memorial Hospital (the patient care arm of Memorial Sloan-Kettering Cancer Center ("Sloan-Kettering")), Yale Cancer Center and the University of Virginia. The first study, involving a single injection of C225 at escalating doses in thirteen patients, was completed in March 1995. Subsequent studies have been initiated with escalating doses of C225 both with and without chemotherapy. A multi-injection study of C225 alone in 17 patients was completed in November 1995. A study of the drug in conjunction with cisplatin in head and neck cancer patients began in May 1995 and was completed in November 1996 with 22 patients. Studies with doxorubicin in advanced prostate cancer patients and with paclitaxel in breast cancer patients were initiated in January 1996 and March 1996, respectively. The Company produces C225 for its clinical trials at its manufacturing facility in Branchburg, New Jersey.

     105AD7 Cancer Vaccine. 105AD7 is a human monoclonal antibody which mimics an antigen known as gp72, which is common on cancers of the gastrointestinal tract, including colorectal carcinoma. This human monoclonal antibody has been shown to stimulate cellular immune anti-tumor responses in animal models and has recently been tested in a Phase I human clinical study in the United Kingdom in thirteen patients with advanced colorectal carcinoma. The results of that study indicate that in a majority of patients 105AD7 stimulated a cellular immune response and significantly increased the overall mean survival time in treated patients compared to patients not immunized, with no discernible toxicity related to the drug. Based on these results, late stage colorectal carcinoma patients have been enrolled in the United Kingdom in a 164-patient Phase II clinical trial.

     BEC-2 Cancer Vaccine. BEC-2 is a monoclonal anti-idiotypic antibody which the Company believes may be useful to prevent or delay the onset of recurrent primary tumors or metastatic disease. The antibody, which mimics the ganglioside GD3, has been tested since 1991 in Phase I clinical trials at Sloan-Kettering against certain forms of cancer, including small-cell lung carcinoma and melanoma. BEC-2 has shown statistically significant prolonged survival of patients with small-cell lung carcinoma in a pilot study at Sloan-Kettering. The Company has granted Merck KGaA (formerly E. Merck) ("Merck"), a German-based pharmaceutical company, rights to manufacture and market BEC-2 worldwide, except in North America, in return for research support, potential milestone fees and royalties on future sales.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     Interleukin-6 Mutein (IL-6m). The Company has developed a recombinant molecular variant of Interleukin-6, a naturally occurring hematopoietic growth factor. IL-6m has been shown in animal tests to significantly stimulate the production of platelets. A pilot human clinical trial of IL-6m was initiated at Hadassah Hospital in Jerusalem, Israel in early 1994 in pre-chemotherapeutic patients with ovarian or lung cancer. IL-6m has been shown by others in pre-clinical trials to be a critical factor in liver cell regeneration.

     Other Product Candidates. The Company is seeking to develop inhibitors of angiogenesis, which is the formulation of new blood vessels necessary for tissue growth, including tumor growth. The Company has acquired proprietary rights to the recombinant mouse form of a key receptor involved in angiogenesis, the FLK-1 receptor. The Company has developed various antibodies with high affinity for the receptor and its human form, which block the activation of the receptor and thereby inhibit angiogenesis. The Company has also initiated a program to develop small molecule inhibitors of angiogenesis.

     FLK-2 is also a tyrosine kinase receptor which is expressed on a sub-population of human hematopoietic stem cells, acute myeloblastic leukemia and acute lymphoblastic leukemia, and possibly human neural and neural-like tumors. The goals of the FLK-2 monoclonal antibody program are to develop therapeutic antibodies that can be used to treat FLK-2 expressing tumors.

     The Company is also conducting research in hematopoiesis (growth and development of blood cell elements) aimed at discovering factors to support hematopoietic stem cells and to control the proliferation, differentiation and functional deterioration of hematopoietic elements.

     The Company has licensed its diagnostic and infectious disease vaccine product areas, based on its earlier research, to corporate partners for further development and commercialization. The Company has granted the Wyeth/Lederle division of American Home Products Corporation a worldwide license to manufacture and market its infectious disease vaccines, which are in development. The Company has also entered into a strategic alliance with Abbott Laboratories ("Abbott"), pursuant to which the Company has licensed certain of its diagnostic products to Abbott on a worldwide basis. In mid-1995, Abbott launched in Europe its first DNA-based test, using the Company's technology, for the diagnosis of the sexually transmitted disease chlamydia. The Company is entitled to receive potential milestone payments and royalties in connection with future sales of such diagnostic products.

     Research and Development. The Company initiated its in-house research and development efforts in 1986. The Company has assembled a scientific staff with a variety of complementary skills in a broad base of advanced research technologies, including oncology, immunology, molecular and cell biology and protein and synthetic chemistry. The Company has also recruited a staff of technical and professional employees to carry out manufacturing of clinical trial materials at its Branchburg, New Jersey manufacturing facility. Of the Company's 90 full-time personnel on December 31, 1996, 36 were employed in its product development, clinical and manufacturing programs, 29 in research and 25 in administration. The Company's staff includes 15 persons with Ph.D. degrees and two with M.D. degrees.

     In addition to its research programs conducted in-house, the Company collaborates with certain academic institutions to support research in areas related to the Company's product development efforts. These institutions include the National Cancer Institute, Sloan-Kettering, University of California, Princeton University, and Hadassah Medical Organization. Usually, research supported at outside academic institutions is performed in conjunction with additional in-house research. The Company also has collaborations with institutions related to the performance of its clinical trials. Such institutions include Cancer Research Campaign, Sloan-Kettering, Yale Cancer Center and the University of Virginia.

     The Company operates a clinical-grade facility in Branchburg, New Jersey to manufacture its therapeutic candidates in quality and quantities sufficient for clinical trials. At this facility, the Company is producing C225, the EGFr antibody, to supply its clinical trials.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     The Company was incorporated in Delaware in 1984 and commenced its principal research and development operations in March 1986. The Company's principal executive offices and laboratories are located at 180 Varick Street, New York, New York, 10014, and the telephone number is (212) 645-1405.

                                  The Offering

Common Stock
  being offered..............      3,000,000 shares

Common Stock outstanding
   after the offering........      23,456,574 shares (1)

Use of proceeds..............      The   Company   anticipates   using  the  net
                                   proceeds  from this  offering (i) to continue
                                   to  fund  and   expand   its   research   and
                                   development  programs  and (ii)  for  general
                                   corporate    purposes,    including   working
                                   capital.     See    "Use    of     Proceeds."
Nasdaq National
  Market symbol..............      IMCL

     (1) Based on the number of shares outstanding at February 24, 1997. This number does not include 5,190,847 shares of Common Stock issuable upon exercise of options and warrants outstanding at February 24, 1997. See "Risk Factors - Dilution."


--------------------------------------------------------------------------------

                                  RISK FACTORS

     An investment in the shares of Common Stock being offered by this Prospectus involves a high degree of risk. In addition to the other information contained or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby.

     Early Stage of Product Development. Technological Uncertainty. The Company was founded in 1984 and opened its laboratory in New York in 1986. Substantially all of the Company's products are in research or the early stages of development or clinical studies. Substantially all the Company's revenues were generated from license and research arrangements with corporate sponsors. The Company's revenues under its research and license agreements with corporate sponsors have fluctuated and are expected to fluctuate significantly from period to period. Similarly, the Company's results of operations have fluctuated and are expected to fluctuate significantly from period to period. These variations have been, and are expected to be, based primarily on the timing of entering into supported research and license agreements, the status of development of the Company's various products, the timing and level of revenues from sales by its partner in diagnostics, Abbott, of products bearing the Company's technology, the addition or termination of research programs or funding support, performance by the Company's corporate collaborators of their funding obligations, the achievement of specified research or commercialization milestones and variations in the level of expenditures for the Company's proprietary products during any given period. The Company's products will require substantial additional development and clinical testing and investment prior to commercialization. To achieve profitable operations, the Company, alone or with others, must successfully develop, introduce and market its products. No assurance can be given that any of the Company's product development efforts will be successfully completed, that required regulatory approvals can be obtained or that any products, if developed, will be successfully manufactured or marketed or achieve customer acceptance.

     History of Operating Losses and Accumulated Deficit. The Company has experienced significant operating losses in each year since its inception due primarily to substantial research and development expenditures. As of December 31, 1996, the Company had an accumulated deficit of approximately $102.0 million. The Company expects to incur significant additional operating losses over each of the next several years.

     Cash Requirements; Need for Additional Funding. The Company has expended and will continue to expend in the future substantial funds to continue the research and development of its products, conduct preclinical and clinical trials, establish clinical-scale and commercial-scale manufacturing in its own facilities or in the facilities of others, and market its products.

     At December 31, 1996, the Company had cash and cash equivalents and securities available for sale balances of approximately $13.5 million, virtually all of which represents the remaining balance of the proceeds of public offerings of 3,000,000 shares of Common Stock in November 1995 and 2,200,000 shares of Common Stock in February 1996.

     The Company's budgeted cash expenditures for the twelve month period ending December 31, 1997 total approximately $20.5 million, which includes $1.7 million of a remaining $1.9 million obligation to Pharmacia and Upjohn, Inc. ("Pharmacia") and the $2.1 million Industrial Revenue Development Bond debt payable to the New York City Industrial Development Agency (the "NYIDA") in December 1997. In addition, the budget reflects the expansion of operations to include numerous new outside research agreements, the proposed hire of several new employees during 1997 and related costs to support the expansion of the Company's research and development programs, including the expanded clinical trials. The Company expects that its capital resources, including the ongoing research support of its corporate partners but excluding the anticipated proceeds from this offering, will be sufficient to fund its operations through 1997. However, the receipt of certain of such ongoing research support is subject to attaining research and development milestones, certain of which have not yet been achieved. These milestones include the successful completion of a pilot manufacturing run relating to the BEC-2 cancer vaccine and the nonoccurence of third party opposition filings against a currently allowed patent of the Company in Europe relating to the Abbott strategic alliance. There can be no assurance that the Company will achieve these milestones in 1997, if at all. If difficulty is encountered in attaining these milestones, the Company may postpone the budgeted expansion of operations to allow for funding of its operations beyond 1997. In order to fund its capital needs after 1997, the Company will require significant levels of additional capital and intends to raise the necessary capital through this offering and additional equity or debt financings, arrangements with corporate partners or from other sources. The Company has entered into preliminary discussions with several major pharmaceutical companies concerning the funding of research and development for certain of its products. No assurance can be given that the Company will be successful in pursuing the capital-raising alternatives set forth above in this paragraph. In addition, the Company may seek to enter into a significant strategic partnership with a pharmaceutical company for the development of its lead product candidate, C225. Such a strategic alliance could include an up-front equity investment and license fees plus milestone fees and revenue sharing. There can be no assurance that the Company will be successful in achieving such an alliance, nor can the Company predict the amount of funds which might be available to it if it entered into such an alliance or the time at which such funds would be made available.

     The Company has granted a security interest in substantially all facility equipment located in its New York City facility to secure the obligations of the Company to the NYIDA relating to the 1986 Industrial Development Revenue Bond (the "1986 Industrial Development Bond") and the 1990 Industrial Development Revenue Bond, which were issued to finance a portion of the cost of this facility.

     Dilution. Warrants to purchase 3,275,645 shares of the Company's Common Stock (which includes 2,205,805 warrants issued pursuant to compensatory plans for directors, officers, employees and consultants) at an average exercise price of approximately $2.41 per share (subject to adjustment) and stock options to purchase 2,103,577 shares of the Company's Common Stock (which includes 1,653,577 options granted to employees and consultants under the Company's stock option plans) at an average exercise price of approximately $6.08 per share (subject to adjustment) were outstanding as of December 31, 1996. For the life of such options and warrants, the holders thereof are given an opportunity to benefit from a rise in the market price of the Common Stock with a resulting dilution of the interest of other stockholders. The exercise of such options and warrants is likely to be undertaken at a time when the Company, in all probability, could obtain additional equity capital from the public on terms more favorable than those provided for pursuant to the options and warrants. The exercise of a significant number of options and warrants at any one time or the sale of a substantial number of shares of Common Stock acquired upon exercise of options or warrants could adversely affect the market price of the Company's Common Stock and the Company's ability to raise additional equity capital.

     Limited Manufacturing Experience. To be successful, the Company's products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. Although the Company has developed products in the laboratory and in some cases has produced sufficient quantities of materials for pre-clinical animal trials and early stage clinical trials, production in late stage clinical or commercial quantities may create technical challenges for the Company. The Company owns a facility which is used as its clinical-scale manufacturing facility. If it commercializes its products, the Company plans to adapt this facility for use as its commercial-scale manufacturing facility. However, the Company has limited experience in clinical-scale manufacturing and no experience in commercial-scale manufacturing, and no assurance can be given that the Company will be able to make the transition to late stage clinical or commercial production. The timing and any additional costs of adapting the facility for commercial manufacturing will depend on several factors, including the progress of products through clinical trials, and are not yet determinable.

     Establishing Sales and Marketing Capability. As a research and development company, the Company does not have significant experience in selling or marketing new products. The Company's current strategy does not necessarily include marketing products on its own, as it intends to do so initially through its corporate partners. See "Risk Factors-Dependence on Certain Contractual Agreements with Corporate Partners." At such time as the Company seeks to market directly a new product, the Company will require expertise in sales and marketing. There can be no assurance that the Company will be able to retain qualified or experienced sales and marketing personnel or that any efforts undertaken by such personnel will be successful.

     Dependence on Certain Contractual Agreements with Corporate Partners. To date, the Company has derived substantially all, and the Company expects to continue to derive over the next several years a substantial portion, of its revenues related to research and development funding and license fee revenues from agreements with corporate partners. These agreements typically provide the corporate partner with certain rights to manufacture and/or market in certain geographic areas specified products which are developed using the Company's proprietary technology, subject to an obligation to pay royalties to the Company based on future product sales, if any. Certain of these agreements provide for funding by corporate partners of research activities performed by the Company, and in some cases for payments to the Company of license fees either upon entering into such agreements or upon achievement of specified research, regulatory and commercialization milestones, or both. The Company's revenues from these agreements are not received at regular intervals, have fluctuated in the past and are expected to continue to fluctuate in the future. In general, the agreements from which the Company derives such revenues are subject to early termination at the election of the corporate partner. In the past, some of these arrangements have been terminated. There is no assurance that revenues from these sources will be maintained, or that the Company will enter into any additional agreements of a similar nature.

     Under most of these agreements, the corporate partner, at least for certain territories, controls and is responsible for the design and conduct of pre-clinical and clinical trials, seeking and obtaining of regulatory approvals, establishing clinical-and commercial-scale manufacturing capabilities and manufacturing and marketing of products in those territories. The amount and timing of funding and the investment of other resources under such agreements is controlled by such other parties and also is subject to the risk of financial or other difficulties that may befall such other parties. In addition, the corporate partners or their affiliates may be pursuing alternative products or technologies addressing the same purposes as those which are the subject of the collaboration with the Company. While the Company believes its corporate partners have or will have an economic motivation to succeed in performing their obligations under such agreements, there can be no assurance that the corporate interests and motivations of these partners will remain consistent with those of the Company.

     Uncertainties as to Patents and Proprietary Technologies. The patent position of biopharmaceutical companies generally is highly uncertain and involves complex legal and factual questions. The Company's success will depend, in part, on its ability to obtain patents on its own products, obtain licenses to use third parties' technologies, protect trade secrets, and operate without infringing the proprietary rights of others. If the Company is unable to obtain patents that adequately protect its own products, or if any of the Company's proprietary technologies were to conflict with the rights of others, the Company's ability to commercialize products using such technologies could be materially and adversely affected.

     The Company currently is the exclusive licensee or assignee of 40 issued patents worldwide, 22 of which are issued United States patents. The Company is the assignee or exclusive licensee of approximately 35 families of patent applications in the United States and in foreign countries directed to its proprietary technology. There can be no assurance that patents will issue as a result of any of such applications. Nor can there be any assurance that issued patents would be of substantial protection or commercial benefit to the Company or would afford the Company adequate protection from competing products. For example, issued patents may be challenged and declared invalid. In addition, under many of its license agreements with third parties, the Company is required to meet specified milestone or diligence requirements in order to retain its license to such third party patents and patent applications. There can be no assurance that the Company will satisfy any of these requirements.

     The Company holds rights under certain third party patents that it considers necessary for the development of its technology. It is anticipated that, in order to commercialize certain of the products that the Company is developing or may develop, the Company may be required to obtain additional licenses to patents from third parties. However, the extent to which such licenses may be required, the availability of such licenses, and the cost of such licenses, if they are available, are presently uncertain.

     The Company is aware that other parties have filed patent applications in various countries in several areas in which the Company is developing products. Some of these patent applications have issued as patents, and some are still pending. There can be no assurance that the pending patent applications will not issue as patents. Issued patents are entitled to a rebuttable presumption of validity under the laws of the United States and certain other countries. These issued patents may adversely affect the ability of the Company to develop the commercial products it is attempting to develop. If licenses to such patents are needed, there can be no assurance that any such licenses would be obtainable on acceptable terms.

     The following are some of the areas which may be adversely affected by the patents and patent applications of others:

     The Company has an exclusive license to an issued U.S. patent for the murine form of its EGFr antibody product, C225. The Company's licensor did not seek patent protection outside the United States on this antibody. Outside the United States, the Company is relying on patent applications exclusively licensed from a major pharmaceutical company, which claim the use of an EGFr antibody in conjunction with chemotherapeutic agents. The Company is currently prosecuting these applications. There can be no assurance that the Company will be successful in these efforts.

     The EGFr antibodies being developed by the Company are "chimerized" monoclonal antibodies. Patents have been issued to other biotechnology companies that cover the chimerization of antibodies, and the Company may be required to obtain licenses under these patents in order to commercialize its chimerized monoclonal antibodies. There can be no assurance that the Company will be able to obtain such licenses in the territories where it proposes commercialization.

     The Company is aware that third-party patents have been issued in the United States and Europe covering anti-idiotypic antibodies and/or their use for the treatment of tumors. Such patents, if valid, could be construed to cover the Company's BEC-2 monoclonal antibody and certain uses thereof in the United States and most of Europe. Merck, the Company's licensee of BEC-2 worldwide, except in North America, has informed the Company that it has obtained a non-exclusive, worldwide license to such patent in order to market BEC-2, and has offered a sublicense to the Company under its rights in the United States. No assurance can be given that such license or sublicense would be available to the Company in other parts of the world on commercially acceptable terms, if at all.

     The Company maintains a proprietary position with respect to anti-angiogenic therapeutics, as well as therapeutic methods of treating angiogenic disease, though patents and patent applications filed by the Company. The Company is aware that third parties have filed patent applications that could affect the ability of the Company to commercialize its anti-angiogenic therapeutics or therapeutic treatments.

     The Company's proprietary position with respect to its IL-6m is based on patents and patent applications filed by the Company. The Company is aware of patents issued to a third party in the United States and Europe covering cysteine-depleted proteins. Patent applications by this third party also have been filed in other countries. The issued U.S. and European patents may be construed to cover use of the Company's IL-6m in the United States and Europe and, assuming such patents are valid, enforceable and infringed, could require the Company to obtain a license to the patents in order to commercialize the Company's product in the U.S. and Europe, including Great Britain, France, Germany, Sweden and Italy. Similar licenses might have to be obtained in order to market the product in other countries if similar patents are issued in those jurisdictions.

     The Company is also aware that United States patents have been issued to third parties relating to a general process for purifying proteins that the Company may use in producing its IL-6m and to the use of IL-6 to treat thrombocytopenia. The Company may be required to or decide to seek a license to some or all of these patents.

     In addition, the Company is aware of third-party patents for native recombinant IL-6 and methods for its production. The Company is aware of a European patent for the DNA encoding for human recombinant IL-6 and methods for its production, which has been exclusively licensed on a worldwide basis to a pharmaceutical company. The Company has entered into a Settlement Agreement with the pharmaceutical company whereby the pharmaceutical company has agreed not to enforce its patent against the Company based on the Company's use of its IL-6m patent or patent applications.

     The Company is also aware of U.S. patents that cover various aspects of IL-6. The U.S. patents are licensed to the same pharmaceutical company as the European patent mentioned above. They may be construed to cover the Company's IL-6m.

     The Company is aware that third parties have filed patent applications in areas that could affect the ability of the Company or its licensee for diagnostics, Abbott, to commercialize the Company's diagnostic products. These areas include target amplification technology and signal amplification technology. Third party patents have already issued in the field of target amplification such as polymerase chain reaction technology (also known as PCR).

     There has been significant litigation in the biopharmaceutical industry regarding patents and other proprietary rights. Such litigation has consumed substantial resources for the parties involved. If the Company became involved in similar litigation regarding its intellectual property rights, the cost of such litigation could be substantial and could have a material adverse effect on the Company.

     Certain proprietary trade secrets and unpatented know-how are important to the Company in conducting its research and development activities. There can be no assurance that others may not independently develop the same or similar technologies. Although the Company has taken steps, including entering into confidentiality agreements with its employees and third parties, to protect its trade secrets and unpatented know-how, third parties nonetheless may gain access to such information.

     Reliance on and Attraction and Retention of Key Personnel and Consultants. The Company's ability to successfully develop marketable products and to maintain a competitive position will depend in large part on its ability to attract and retain highly qualified scientific and management personnel and to develop and maintain relationships with leading research institutions and consultants. The Company is highly dependent upon the principal members of its management, scientific staff and Scientific Advisory Board. Competition for such personnel and relationships is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel.

     Technological Change and Risk of Obsolescence; Competition. The biopharmaceutical industry is subject to rapid and significant technological change. The Company has numerous competitors, including major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions. These competitors may succeed in developing technologies and products that are more effective than any which are being developed by the Company or which would render the Company's technology and products obsolete and non-competitive. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company. In addition, many of the Company's competitors have significantly greater experience than the Company in pre-clinical testing and human clinical trials of new or improved pharmaceutical products and in obtaining Food and Drug Administration ("FDA") and other regulatory approvals on products for use in health care. The Company is aware of various products under development or manufactured by competitors that are used for the prevention, diagnosis or treatment of certain diseases the Company has targeted for product development, some of which use therapeutic approaches that compete directly with certain of the Company's product candidates. The Company has limited experience in conducting and managing pre-clinical testing necessary to enter clinical trials required to obtain government approvals and has limited experience in conducting clinical trials. Accordingly, the Company's competitors may succeed in obtaining FDA approval for products more rapidly than the Company, which could adversely affect the Company's ability to further develop and market its products. If the Company commences significant commercial sales of its products, it will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which the Company has limited or no experience.

     Extensive Government Regulation. Research, pre-clinical development, clinical trials and the manufacturing and marketing of therapeutic and diagnostic products under development by the Company are subject to extensive and rigorous regulation by governmental authorities in the United States and other countries. Clinical trials and the manufacturing and marketing of products will be subject to the testing and approval processes of the FDA and comparable foreign regulatory authorities. The process of obtaining required FDA regulatory approvals for the types of products under development by the Company usually takes many years and is expensive. Development of a new biologic therapeutic or vaccine product may take, from initiation of clinical trials until FDA approval, on average five to ten years or more, while in vitro diagnostics may take approximately two to six years or more depending on the requirements of the approval process or clinical data requirements. If the FDA requests additional data, these time periods can be substantially increased. Even after such additional data are submitted, there can be no assurance of obtaining FDA approval. In addition, product approvals may be withdrawn or limited for noncompliance with regulatory standards or the occurrence of unforeseen problems following initial marketing. The Company has not sought or received regulatory approval for the commercial sale of any of its products or for any manufacturing processes or facilities. The Company and its licensees may encounter significant delays or excessive costs in their respective efforts to secure necessary approvals or licenses. Future federal, state, local or foreign legislative or administrative acts could also prevent or delay regulatory approval of the Company's or its licensees' products. There can be no assurance that the Company or its collaborative partners will be able to obtain the necessary approvals for clinical testing, manufacturing or marketing of the Company's products or that the clinical data they obtain in clinical studies will be sufficient to establish the safety and effectiveness of the products. Failure to obtain or maintain requisite governmental approvals or failure to obtain approvals of the clinical intended uses requested, could delay or preclude the Company or its licensees from further developing particular products or from marketing their products or could limit the commercial use of the products and thereby have a material adverse effect on the Company's liquidity and financial condition.

     Product Liability Exposure. The use of the Company's product candidates during testing or after approval entails an inherent risk of adverse effects which could expose the Company to product liability claims. There can be no assurance that the Company would have sufficient resources to satisfy any liability resulting from these claims. The Company endeavors to obtain indemnification by its corporate partners against certain of such claims. However, there can be no assurance that such parties will honor, or have the financial resources to honor, such obligations. The Company currently has limited product liability insurance for products in pre-clinical and clinical testing. There can be no assurance that such coverage will be adequate in scope to protect the Company in the event of a successful product liability claim.

     Hazardous Materials; Environmental Matters. The Company's research and development activities involve the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the resources of the Company. The Company may be required to incur significant costs to comply with environmental laws and regulations in the future. The Company's operations, business or assets may be materially or adversely affected by current or future environmental laws or regulations.

     Uncertainty of Health Care Reimbursement and Related Matters. The Company's ability to earn sufficient returns on its products may depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations. If purchasers or users of the Company's products are not entitled to adequate reimbursement for the cost of using such products, they may forego or reduce such use. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third-party coverage will be available.

     Possible Volatility of Stock Price. The Company believes that factors such as the status of its products in development, announcements of new products, formation or termination of corporate alliances, other developments by the Company, its competitors or the FDA, determinations in connection with patent applications of the Company or others and variations in quarterly operating results could cause the market price for the Common Stock to fluctuate substantially. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many high technology and healthcare-related companies and that have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

     Limitations on Net Operating Loss Carryforwards. At December 31, 1996, the Company had net operating loss carryforwards for federal income tax purposes of approximately $97.4 million which expire at various dates from 2000 through 2011. Pursuant to Section 382 of the Iternal Revenue Code of 1986, as amended, the annual utilization of the Company's net operating loss carryforwards may be limited if the Company experiences a change in ownership of more than 50% within a three-year period. The Company believes that one or more of such ownership changes may have occurred since 1986. Therefore, the Company may be significantly limited in using its tax net operating loss carryforwards arising before such ownership change(s) to offset future taxable income.

     Dividend Policy. The Company has never paid any cash dividends on its Common Stock. The Board of Directors will determine future dividend policy based on the Company's results of operations, financial condition, capital requirements and other circumstances. The Company does not anticipate that any cash dividends will be declared in the foreseeable future.

                               RECENT DEVELOPMENTS

     In October 1996, the Company obtained an exclusive, worldwide patent license from the National Institutes of Health for the delta-like (DLK) protein and gene. The agreement provides the Company with an exclusive license to stem cell and gene therapy applications of the DLK protein and gene, as well as related diagnostic uses.

     In December 1996, the Company entered into a technology cross-licensing agreement with Immunex Corporation ("Immunex") relating to FLT3/FLK-2 ligand and its receptor. FLT3 ligand is a hematopoietic growth factor. Under the terms of the agreement, the Company has exclusively licensed the receptor to Immunex for use in the manufacture of the ligand. In return, the Company will receive an initial payment and a royalty based on the sales of the ligand by Immunex and its sub-licensees. In addition, Immunex has granted the Company a non-exclusive license in the United States and Canada to use its patented FLT3/FLK-2 ligand, manufactured by Immunex, for ex-vivo stem cell expansion together with an exclusive license to distribute the ligand with its own proprietary products for ex-vivo expansion. Immunex has agreed to seek to obtain the consent of its parent company, American Home Products Corporation, to expand the territory of this license to include the world outside North America.

     In December 1996, the Company and Abbott modified their 1992 diagnostic strategic alliance to provide for an exclusive sublicensing agreement with Chiron Diagnostics for the Company's patented DNA signal amplification technology, Ampliprobe. Under the terms of the agreement, all sales of Chiron branched DNA diagnostic probe technology in countries covered by Company patents will be subject to a royalty to Abbott to be passed through to the Company.

     In December 1996, the Company signed an agreement with Finova Technology Finance, Inc. ("Finova") to finance the lease of laboratory and computer-related equipment and make certain building and leasehold improvements to existing facilities involving payments aggregating approximately $2,500,000. The first of multiple intended leases has been signed at a cost of $421,000. Each lease has a fair market value purchase option at the expiration of a 42-month term. Pursuant to the agreement, the Company issued to Finova a warrant expiring December 31, 1999 to purchase 23,220 shares of Common Stock at an exercise price of $9.69 per share.

                                 USE OF PROCEEDS

     Because there is no minimum amount for the number of shares of Common Stock offered hereby, the Company cannot determine the net proceeds from the sale of the shares of Common Stock offered hereby. However, the net proceeds from the sale of 3,000,000 shares of Common Stock would be approximately $ 25.3 million (assuming an offering price of $8 1/2 per share), after deducting estimated commissions and expenses payable by the Company. The Company anticipates using the net proceeds from this offering (i) to pay the costs for the Company to engage in further research and development, to continue to fund and expand its clinical programs, and to support and expand manufacturing and (ii) for general corporate purposes, including working capital. Pending such uses, the Company plans to invest such funds in short-term interest-bearing obligations of investment grade.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
       OPERATIONS

     The following discussion and analysis by management is provided to identify certain significant factors which affected the Company's financial position and operating results during the periods included in the accompanying financial statements.

OVERVIEW AND RISK FACTORS

     The Company is a biopharmaceutical company engaged primarily in the research and development of therapeutic products for the treatment of selected cancers and cancer-related disorders. The products under development include cancer therapeutics and cancer vaccines. Since its inception in April 1984, the Company has devoted substantially all of its efforts and resources to research and development conducted on its own behalf and through collaborations with corporate partners and academic research and clinical institutions. The Company has generated a cumulative net loss of approximately $101,973,000 for the period from its inception to December 31, 1996. The Company expects to incur significant additional operating losses over each of the next several years. The major sources of the Company's working capital have been the proceeds of its initial public offering in November 1991, a second public offering in May 1993, overseas offerings in 1994, the sale of its Cadus Pharmaceutical Corporation ("Cadus") stock holdings in December 1994 and April 1995, the debt and equity transaction with a group of investors (the "Oracle Group") in August 1995, public offerings completed in November 1995 and February 1996, private equity financings, license fees and research and development fees from corporate partners, and income earned on the investment of these funds. See "Liquidity and Capital Resources". Since its inception through December 31, 1996, the Company also has incurred indebtedness of $6,313,000 ($2,000,000 of which was repaid March 31, 1992) under Industrial Development Revenue Bonds, the proceeds of which have been used for the acquisition, construction and installation of the Company's research and development faciltiy in New York City. The Company also has a remaining obligation to Pharmacia at December 31, 1996 in the amount of $1.9 million. See Note 6(a) to the Financial Statements.

     Substantially all of the Company's products are in the early stages of development, clinical studies or research. Substantially all the Company's revenues were generated from license and research arrangements with corporate sponsors. The Company's revenues under its research and license agreements with corporate sponsors have fluctuated and are expected to fluctuate significantly from period to period. Similarly, the Company's results of operations have fluctuated and are expected to fluctuate significantly from period to period. These variations have been, and are expected to be, based primarily on the timing of entering into supported research and license agreements, the status of the Company's various products, the timing and level of revenues from sales by its partner in diagnostics, Abbott, of products bearing the Company's technology, the addition or termination of research programs or funding support, performance by the Company's corporate collaborators of their funding and marketing obligations, the achievement of specified research or commercialization milestones and variations in the level of expenditures for the Company's proprietary products during any given period. The Company's products will require substantial additional development and clinical testing and investment prior to commercialization. To achieve profitable operations, the Company, alone or with others, must successfully develop, introduce and market its products. No assurance can be given that any of the Company's product development efforts will be successfully completed, that required regulatory approvals can be obtained or that any products, if developed, will be successfully manufactured or marketed or achieve customer acceptance.

RESULTS OF OPERATIONS

Years Ended December 31, 1996 and December 31, 1995

     Revenues for the years ended December 31, 1996 and December 31, 1995 were $600,000 and $800,000, respectively. Revenues for both years included $300,000 from its corporate partnership with the Wyeth-Lederle Vaccine Division of American Home Products Corporation ("American Home") in infectious disease vaccines. In addition, revenues for the years ended December 31, 1996 and December 31, 1995 included royalty fees of $225,000 and contract research fees of $500,000, respectively, from the Company's strategic alliance with Abbott in diagnostics. Finally, the year ended December 31, 1996 included $75,000 in license fees from the Company's cross-licensing agreement with Immunex for novel hematopoietic growth factors.

     Total operating expenses for the years ended December 31, 1996 and December 31, 1995 were $15,443,000 and $12,507,000, respectively. Research and development expenses for the years ended December 31, 1996 and December 31, 1995 were $11,482,000 and $8,768,000, respectively. Such amounts for the years ended December 31, 1996 and December 31, 1995 represented 74% and 70%, respectively, of total operating expenses. The $2,714,000 increase in research and development expenses is primarily attributable to costs incurred for C225, the Company's lead therapeutic product candidate. This includes additional staffing and expenditures in the functional areas of product development, manufacturing and clinical and regulatory affairs to support the manufacture of C225 for human clinical trials and travel-related expenses to pursue strategic partnerships for C225 (and other product candidates). The remaining increase reflects growth in the area of discovery research for future product candidates.

     General and administrative expenses include administrative personnel costs, costs incurred in connection with pursuing arrangements with corporate partners and technology licensors, and expenses associated with applying for patent protection for the Company's technology and products. Such expenses for the year ended December 31, 1996 were $3,961,000 compared to $3,739,000 for the year ended December 31, 1995. The $222,000 increase primarily reflects additional staffing to support the expanding research, clinical, development and manufacturing efforts of the Company, particularly with its lead therapeutic product candidate, C225. The Company expects general and administrative expenses to increase in future years to support planned increases in research and development.

     Interest and other income was $918,000 for the year ended December 31, 1996 as compared to $3,120,000 for the year ended December 31, 1995. Other income for the year ended December 31, 1995 included the sale of the remaining one-half of its shares of capital stock of Cadus for $3,000,000 to High River Limited Partnership ("High River"). See "Liquidity and Capital Resources". The greater interest income earned during the year ended December 31, 1996 reflects the Company's improved cash position from the November 1995 and February 1996 public sales of shares of its Common Stock. See "Liquidity and Capital Resources". Interest and other expense was $823,000 and $1,054,000 for the years ended December 31, 1996 and December 31, 1995, respectively. Such expense for both years primarily includes interest on two outstanding Industrial Development Revenue Bonds with an aggregate principal amount of $4,313,000, interest recorded on the liability to Pharmacia for the reacquisition of the worldwide rights to IL-6m and the contract manufacture of clinical material, and interest accrued and the amortization of the non-cash debt discount recorded in connection with the Company's August 1995 financing with the Oracle Group. See "Liquidity and Capital Resources" and Notes 6(a) and 6(b) to the Financial Statements.

     The Company had net losses of $16,015,000 or $0.83 per share, and $9,641,000 or $0.72 per share, for the years ended December 31, 1996 and December 31, 1995, respectively. The net loss for the year ended December 31, 1996 included a $1,267,000 or $0.07 per share extraordinary loss on early extinguishment of debt through the May issuance of Common Stock in lieu of cash repayment of a $2,500,000 loan due the Oracle Group and a $180,000 long-term note owed to a Company Director. See "Liquidity and Capital Resources".

Years Ended December 31, 1995 and December 31, 1994

     Revenues for the years ended December 31, 1995 and December 31, 1994 were $800,000 and $950,000, respectively. Revenues for the years ended December 31, 1995 and December 31, 1994 consisted of $300,000 from the Company's corporate partnership with American Home in vaccines. In addition, revenues for the years ended December 31, 1995 and December 31, 1994 included contract research fees of $500,000 and $400,000, respectively, from the Company's strategic alliance with Abbott in diagnostics. Finally, license fees of $250,000 were recognized from the Abbott alliance during the year ended December 31, 1994.

     Total operating expenses for the years ended December 31, 1995 and December 31, 1994 were $12,507,000 and $15,164,000, respectively. Research and development expenses for the years ended December 31, 1995 and December 31, 1994 were $8,768,000 and $11,816,000, respectively. Such amounts for the years ended December 31, 1995 and December 31, 1994 represented 70% and 78%, respectively, of total operating expenses. The decrease in research and development expenses is attributable to the reduction in selected personnel, laboratory and third party costs. Also, the Company incurred a one-time charge of $800,000 during the year ended December 31, 1994 for the contract manufacture of IL-6m clinical material from Pharmacia.

     General and administrative expenses include administrative personnel costs, costs incurred in connection with pursuing arrangements with corporate partners and technology licensors, and expenses associated with applying for patent protection for the Company's technology and products. Such expenses for the year ended December 31, 1995 were $3,739,000 compared to $3,348,000 for the year ended December 31, 1994. The increase is related primarily to fees incurred in connection with the April 1995 Cadus stock sale, a loan agreement and related financing with the Oracle Group completed in August 1995, a contemplated product-related financing of C225 which the Company did not continue to pursue, and transfer of the Company's patent representation to outside counsel.

     Interest and other income was $3,120,000 for the year ended December 31, 1995 as compared to $3,186,000 for the year ended December 31, 1994. Each year included a gain from the sale of 50% of the Company's common and preferred Cadus stock to an unrelated party for $3,000,000. Interest and other expense was $1,054,000 and $821,000 for the years ended December 31, 1995 and December 31, 1994, respectively. Such expense for both years primarily reflect interest on two outstanding Industrial Development Revenue Bonds with an aggregate principal amount of $4,313,000. In addition, interest and other expense also included interest recorded on the liability to Pharmacia for the reacquisition of the worldwide rights to IL-6m and the contract manufacture of clinical material for the Company's trials of IL-6m. See "Liquidity and Capital Resources" and Note 6(a) to the Financial Statements. Interest for the period ended December 31, 1995 also includes accrued interest and the amortization of discounted interest incurred in connection with the August 1995 financing with the Oracle Group. See
Note 6(b) to the Financial Statements.

     The equity in the loss of affiliate of $342,000 for the year ended December 31, 1994 was attributable to the Company's share in the losses of Cadus, which was accounted for under the equity method during the year. During 1994, the Company owned 28% of the common and preferred stock of Cadus. The terms of its sale of 50% of its holdings in Cadus to High River for $3,000,000 were finalized in December 1994; the cash consideration was received by the Company on January 4, 1995. On April 27, 1995, sale of the Company's remaining Cadus stock was completed for $3,000,000 to High River. See "Liquidity and Capital Resources" and Note 2(e) to the Financial Statements.

     The Company had net losses of $9,641,000 or $0.72 per share, and $12,191,000 or $1.12 per share, for the years ended December 31, 1995 and December 31, 1994, respectively, due to the factors discussed above. The lower loss per share for the year ended December 31, 1995 was primarily attributable to a lower net loss and an increase in the number of outstanding shares.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1996, the Company had a cash and cash equivalents and securities available for sale balance of approximately $13.5 million, virtually all of which represents the remaining balance of the proceeds of public offerings of 3,000,000 shares of Common Stock in November 1995 and 2,200,000 shares of Common Stock in February 1996. Such balances totaled approximately $10.9 million on February 13, 1997.

     The Company has financed its operations primarily through the proceeds of an initial public offering in November 1991, which raised approximately $31.7 million, net of expenses, supported research funding and license agreements, interest income, the issuance of industrial development bonds and the following described additional financings. In May 1993, the Company completed a second public Common Stock offering which raised approximately $10.4 million, net of expenses. In 1994, the Company completed several private offerings of its Common Stock, including offerings pursuant to Regulation S under the 1933 Act. The 1933 Act places restrictions on the resale in the United States of shares issued in a Regulation S offering. These various private offerings raised an aggregate of approximately $5.7 million.

     In December 1994 the Company completed the sale of one-half of its shares of capital stock of Cadus to High River for $3.0 million. During April 1995, the Company completed the sale of the remaining one-half of its shares of capital stock of Cadus for $3.0 million, also to High River. In exchange for receiving a now-expired right to repurchase all the outstanding shares of capital stock of Cadus, the Company granted to High River two options to purchase shares of Common Stock. One option is for 150,000 shares at an exercise price per share equal to $2.00, subject to adjustment under certain circumstances, and the other option is for 300,000 shares at an exercise price per share equal to $0.69, subject to adjustment under certain circumstances. Both options will expire on April 26, 2000.

     In August 1995, the Oracle Group purchased 1,000,000 shares of Common Stock for a purchase price of $1.5 million and made a loan to the Company in the aggregate amount of $2.5 million with a two-year maturity, but subject to mandatory prepayment, in whole or in part, upon the occurrence of certain events, including the raising of certain additional funds. The loan carried an annual interest rate of 8%. The Oracle Group includes Oracle Partners, L.P., Quasar International Partners C.V., Oracle Institutional Partners L.P., Sam Oracle Fund, Inc. and Warren B. Kanders. The Oracle Group also received warrants exercisable at any time until August 10, 2000 entitling the holders thereof to purchase 500,000 shares of Common Stock at a price of $1.50 per share and 500,000 shares of Common Stock at a price of $3.00 per share. As a result of the Company's offerings of shares of its Common Stock in November 1995 and February 1996, the Oracle Group was entitled to require the Company to apply 20 percent of the gross proceeds of the sale of the shares of Common Stock from the offerings to repay the loan.

     In May 1996, the Company and the Oracle Group exchanged the notes evidencing the 1995 loan in the aggregate outstanding principal amount of $2.5 million for 333,333 shares of Common Stock and the Company paid the accrued and unpaid interest on the notes in the amount of $143,000 in cash. The Company recorded an extraordinary loss of $1,228,000 on the extinguishment of the debt. The Company has registered such shares of Common Stock with the Securities and Exchange Commission (the "Commission") under a registration statement in accordance with the provisions of the 1933 Act.

     In July 1995, a director loaned the Company $180,000 in exchange for a long-term note due two years from issuance at an annual interest rate of 8%. As part of the transaction, the director was granted 36,000 warrants to purchase Company Common Stock at $1.50 per share and an additional 36,000 warrants to purchase Company Common Stock at $3.00 per share. In May 1996, the Company and the director exchanged the note for 24,000 shares of Common Stock and the Company paid the accrued and unpaid interest on the note in the amount of $10,000 in cash. The Company recorded an extraordinary loss of $39,000 on the extinguishment of the debt. The Company has registered such shares of Common Stock with the Commission under a registration statement in accordance with the provisions of the 1933 Act.

     In November 1995, the Company completed a public sale of 3,000,000 shares of Common Stock at a per share price to the public of $3.75. Net proceeds to the Company from this sale totaled approximately $10.6 million after deducting expenses payable by the Company in connection with the offering and the commission paid by the Company.

     In February 1996, the Company completed a public sale of 2,200,000 shares of Common Stock at a per share price to the public of $6.63. Net proceeds to the Company from this sale totaled approximately $13.6 million after deducting expenses payable by the Company in connection with the offering and the commission paid by the Company.

     In May 1996, the Company extended its collaboration with Merck for the development of a therapeutic cancer vaccine, BEC-2, for use in small-cell lung carcinoma and in malignant melanoma. The collaboration continues a research and license agreement between the two companies signed in December 1990. Under the terms of the modified agreement, the Company may receive up to $11.7 million in license fees, research and development support and milestone payments in addition to the monies previously received under the original agreement. In return, Merck will receive marketing rights to BEC-2 for all therapeutic indications outside North America. Formerly, the rights of Merck were confined to Europe, Australia and New Zealand. Merck will also share in the development costs for the United States and Europe and will pay all development costs in other territories. The Company will be entitled to royalties based upon product sales outside North America.

     In June 1996, the Company and the New York City Industrial Development Agency (the "NYIDA") extended the maturity of the Company's $2.1 million repayment obligation to the NYIDA for the 1986 Industrial Revenue Bond, which was due on June 15, 1996, to December 15, 1997.

     In December 1996, the Company entered into a technology cross-licensing agreement with Immunex relating to FLT3/FLK-2 ligand and its receptor. FLT3 ligand is a hematopoietic growth factor. Under the terms of the agreement, the Company has exclusively licensed the receptor to Immunex for use in the manufacture of the ligand. In return, the Company will receive an initial payment of $150,000 and a royalty based on the sales of the ligand by Immunex and its sub-licensees. Of the initial $150,000 payment, $75,000 was recorded as license fee revenue for the year ended December 31, 1996. In addition, Immunex has granted the Company a non-exclusive license in the United States and Canada to use its patented FLT3/FLK-2 ligand, manufactured by Immunex, for ex-vivo stem cell expansion together with an exclusive license to distribute the ligand with its own proprietary products for ex-vivo expansion. Immunex has agreed to seek to obtain the consent of its parent company, American Home, to expand the territory of this license to include the world outside North America.

     In December 1996, the Company and Abbott modified their 1992 diagnostic strategic alliance to provide for an exclusive sublicensing agreement with Chiron Diagnostics for the Company's patented DNA signal amplification technology, Ampliprobe. Under the terms of the agreement, all sales of Chiron branched DNA diagnostic probe technology in countries covered by Company patents will be subject to a royalty to Abbott to be passed through to the Company. The initial royalty payment of approximately $225,000, which covered Ampliprobe sales from January 1992 through September 1996, was included under the revenue caption "research and development funding from third parties and other" for the year ended December 31, 1996. The Company received the initial royalty payment from Abbott in late January 1997.

     In December 1996, the Company signed an agreement with Finova to finance the lease of laboratory and computer-related equipment and make certain building and leasehold improvements to existing facilities involving payments aggregating approximately $2,500,000. The first of multiple intended leases has been signed at a cost of $421,000. Each lease has a fair market value purchase option at the expiration of a 42-month term. Pursuant to the agreement, the Company issued to Finova a warrant expiring December 31, 1999 to purchase 23,220 shares of Common Stock at an exercise price of $9.69 per share. The Company has registered such shares of Common Stock underlying the warrant with the Commission under a registration statement in accordance with the provisions of the 1933 Act. See Notes 6(a), 10 and 11 to the Financial Statements.

     The Company has expended and will continue to expend in the future substantial funds to continue the research and development of its products, conduct pre-clinical and clinical trials, establish clinical-scale and commercial-scale manufacturing in its own facilities or in the facilities of others, and market its products. In addition, $2.1 and $2.2 million, respectively, in Industrial Development Revenue Bonds issued on behalf of the Company in 1986 and 1990 become due in December 1997 and May 2004, respectively. See Note 5 to the Financial Statements.

     In July 1993, the Company entered into an agreement with Erbamont, Inc., now a subsidiary of Pharmacia, to acquire the worldwide rights to IL-6m, a blood cell growth factor, which had been licensed to Pharmacia pursuant to a development and licensing agreement. In consideration of the return of rights and the transfer of certain material and information, the Company has paid $1.4 million and has further obligations to Pharmacia. Such obligations, including those to pay for IL-6 mutein material manufactured and supplied by Pharmacia, totaled $2.4 million at March 31, 1996. In addition, the Company is required to pay Pharmacia $2.7 million in royalties on eventual sales of IL-6m, if any. In March, 1996, the Company entered into a Repayment Agreement with Pharmacia (the "Repayment Agreement") pursuant to which it agreed to pay the $2.4 million over 24 months commencing in March 1996, with interest only payable during the first six months. At December 31, 1996 the remaining obligation to Pharmacia totaled $1.9 million. In connection with the Repayment Agreement, the Company signed a Confession of Judgment, which can be filed by Pharmacia with an appropriate court in the case of default by the Company. Pursuant to a Security Agreement entered into with Pharmacia, the Company pledged its interests in patents related to IL-6m and to heparanase to secure its obligations under the Repayment Agreement.

     The Company's future working capital and capital requirements will depend upon numerous factors, including the progress of the Company's research and development programs, pre-clinical testing and clinical trials, the Company's corporate partners fulfilling their obligations to the Company, the timing and cost of seeking regulatory approvals, the level of resources that the Company devotes to the development of manufacturing, marketing and sales capabilities, technological advances, the status of competitors and the ability of the Company to maintain existing and establish new collaborative arrangements with other companies to provide funding to the Company to support these activities.

     The Company's budgeted cash expenditures for the twelve month period ending December 31, 1997 total approximately $20.5 million. Included in this budget figure are $1.7 million of the remaining $1.9 million obligation to Pharmacia and the $2.1 million Industrial Revenue Development Bond debt payable to the NYIDA in December 1997. In addition, the budget reflects the expansion of operations to include numerous new outside research agreements, the proposed hire of several new employees during 1997 and related costs to support the expansion of the Company's research and development programs, including the expanded clinical trials. The Company expects that its capital resources, including the ongoing research support of its corporate partners but excluding the anticipated proceeds of this offering, will be sufficient to fund its operations through 1997. However, the receipt of certain of such ongoing research support is subject to attaining research and development milestones, certain of which have not yet been achieved. These milestones include the successful completion of a pilot manufacturing run relating to the BEC-2 cancer vaccine and the nonoccurence of third party opposition filings against a currently allowed patent of the Company in Europe relating to the Abbott strategic alliance. There can be no assurance that the Company will achieve these milestones in 1997, if at all. If difficulty is encountered in attaining these milestones, the Company may postpone the budgeted expansion of operations to allow for funding of its operations beyond 1997. Accordingly, in order to fund its capital needs after 1997, the Company will require significant levels of additional capital and intends to raise the necessary capital through this offering and additional equity or debt financings, arrangements with corporate partners or from other sources.

     The Company has entered into preliminary discussions with several major pharmaceutical companies concerning the funding of research and development for certain of its products regarding various alternatives. No assurance can be given that the Company will be successful in pursuing any such alternatives. In addition, the Company may seek to enter into a significant strategic partnership with a pharmaceutical company for the development of its lead product candidate, C225. Such a strategic alliance could include an up-front equity investment and license fees plus milestone fees and revenue sharing. There can be no assurance that the Company will be successful in achieving such an alliance, nor can the Company predict the amount of funds which might be available to it if it entered into such an alliance or the time at which such funds would be made available.

     The Company has granted a security interest in substantially all facility equipment located in its New York City facility to secure the obligations of the Company to the NYIDA relating to the 1986 Industrial Development Revenue Bond and the 1990 Industrial Development Revenue Bond, which were issued to finance a portion of the cost of this facility.

     The Company has outfitted and purchased equipment for a certain property to create a clinical-scale production facility that complies with current Good Manufacturing Practices regulations. To be successful, the Company's products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. Although the Company has developed products in the laboratory and in some cases has produced sufficient quantities of materials for pre-clinical animal trials and early stage clinical trials, production in late stage clinical or commercial quantities may create technical challenges for the Company. If it commercializes its products, the Company plans to adapt this facility for use as its commercial-scale manufacturing facility. However, the Company has limited experience in clinical-scale manufacturing and no experience in commercial-scale manufacturing, and no assurance can be given that the Company will be able to make the transition to late stage clinical or commercial production. The timing and any additional costs of adapting the facility for commercial manufacturing will depend on several factors, including the progress of products through clinical trials, and are not yet determinable.

     Total capital expenditures made during the year ended December 31, 1996 were $693,000. Of the total capital expenditures made during the year ended December 31, 1996, $421,000 has been reimbursed in accordance with the terms of the Finova agreement mentioned above which provides for improvements and equipping of the Company's manufacturing facility in New Jersey. The balance of capital additions was for equipment and computer-related purchases for both the New Jersey facility and the corporate office and research laboratories in New York.

     At December 31, 1996, the Company had net operating loss carryforwards for federal income tax purposes of approximately $97,350,000 which expire at various dates from 2000 through 2011. At December 31, 1996 the Company had research credit carryforwards of approximately $1,883,000 which expire at various dates between the years 2001 and 2011. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, the annual utilization of the Company's net operating loss and research credit carryforwards may be limited if the Company experiences a change in ownership of more than 50% within a three-year period. The Company believes that one or more of such ownership changes may have occured since 1986. Therefore, the Company may be significantly limited in utilizing its tax net operating loss carryforwards arising before such ownership change(s) to offset future taxable income. Similarly, the Company may be restricted in using its research credit carryforwards arising before such ownership change(s) to offset future federal income tax expense.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Management of the Company does not expect that adoption of SFAS No. 125 will have a near-term material impact on the Company's financial position, results of operations, or liquidity.

                                    DILUTION

     As of December 31, 1996, the Company had a net tangible book value of $15,547,000, or $.77 per share. Net tangible book value per share is determined by dividing the net tangible book value (tangible assets less liabilities) of the Company by the number of shares of Common Stock outstanding at that date. Adjusting such net tangible book value to give effect to the sale of 3,000,000 shares of Common Stock offered by the Company hereby at an assumed price of $8 1/2 per share, and the receipt and application of the net proceeds there from, but without taking into account any other changes in net tangible book value after December 31, 1996, the pro forma net tangible book value of the Company as of December 31, 1996 would have been $40,807,000 or $1.76 per share. This represents an immediate increase in the net tangible book value of $.99 per share to existing stockholders and an immediate dilution of $6.74 per share to new investors. The following table illustrates this per share dilution.

 Assumed public offering price per share .............               $8.50

 Net tangible book value per share as of
          December 31, 1996...........................    $.77

 Increase in net tangible book value per share
          attributable to the offering(1).............     .99

 Pro forma net tangible book value per share
          after the offering..........................                1.76
                                                                     -----
 Dilution per share to new investors(2)...............               $6.74
                                                                     =====
-----------------
(1) After deducting estimated commissions and expenses payable by the Company in connection with sale of the shares of Common Stock offered hereby.

(2) Determined by subtracting the pro forma net tangible book value per share after the offering from the amount of cash paid by a new investor for a share of Common Stock.

                              PLAN OF DISTRIBUTION

     The Company may sell the shares of Common Stock being offered hereby directly to purchasers, or may also sell shares of Common Stock through or to one or more agents, underwriters or dealers. The accompanying Prospectus Supplement will set forth the initial public offering price, the net proceeds to the Company, the names of any agents, underwriters or dealers involved in the sale of the shares of Common Stock in respect of which this Prospectus is being delivered, any applicable fee, commission or discount arrangements with such agents, underwriters or dealers and, to the extent required, information concerning the other terms of any agreement, including any indemnification and contribution agreement, between the Company and any such agent, underwriter or dealer.

     Offers to purchase the shares of Common Stock may be solicited directly by the Company or by agents designated by the Company from time to time. Any such agent involved in the offer or sale of the shares of Common Stock in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Agents may be customers of, engage in transactions with, or perform services for, the Company and/or certain affiliates thereof in the ordinary course of business. An agent may resell shares of Common Stock purchased by it as principal to another broker-dealer at a discount.

     If an agent or underwriter or agents or underwriters are utilized in the sale, the Company will execute a selling agency or underwriting agreement with such agents or underwriters at the time of sale to them and the names of the agents or underwriters and the terms of the transaction will be set forth in the Prospectus Supplement which will be used by the agents or underwriters to make sales or resales of the shares of Common Stock.

     Except as otherwise indicated in the applicable Prospectus Supplement, if a dealer is utilized in the sale of the shares of Common Stock in respect of which this Prospectus is delivered, the Company will sell such shares of Common Stock to the dealer, as principal. The dealer may then resell such shares of Common Stock to the public at varying prices to be determined by such dealer at the time of resale.

     Agents, underwriters, dealers and other persons may be entitled, under agreements which may be entered into with the Company, to indemnification against, or contribution with respect to, certain civil liabilities under the Securities Act.

     From time to time, agents, underwriters, dealers, and direct purchasers and certain of their affiliates have engaged and may in the future engage in transactions with and perform services for the Company or its subsidiaries in the ordinary course of business.

     The place and time of delivery for the shares of Common Stock in respect of which this Prospectus is delivered are set forth in the accompanying Prospectus Supplement.

                                  LEGAL MATTERS

     Certain legal matters in connection with the sale of the shares of Common Stock have been passed upon for the Company by the Law Offices of Brian W Pusch, New York, New York. Brian W. Pusch owns 100 shares of Common Stock.

                                     EXPERTS

     The financial statements of ImClone Systems Incorporated as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

Index to Financial Statements

Financial Statements

Independent Auditors' Report.................................. ...........   F-2

Balance Sheets at December 31, 1996 and 1995..............................   F-3

Statements of Operations for the
  Years Ended December 31, 1996, 1995, and 1994...........................   F-4

Statements of Stockholders' Equity for the
  Years Ended December 31, 1996, 1995, and 1994...........................   F-5

Statements of Cash Flows for the
  Years Ended December 31, 1996, 1995, and 1994...........................   F-6

Notes to Financial Statements.............................................   F-7

INDEPENDENT AUDITORS' REPORT

The Board of Directors
ImClone Systems Incorporated:

     We have audited the financial statements of ImClone Systems Incorporated as listed in the accompanying index. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ImClone Systems Incorporated as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 2(h) to the financial statements, the Company has adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, in 1996.


                                           /s/ KMPG Peat Marwick LLP
                                           KPMG Peat Marwick LLP

New York, New York
February 18, 1997

                          IMCLONE SYSTEMS INCORPORATED

                                 Balance Sheets
                        (in thousands, except share data)

                                                  December 31,     December 31,
                  Assets                            1996               1995
                                                  ------------    -------------
Current assets:
 Cash and cash equivalents .....................   $   2,734       $  10,207
 Securities available for sale .................      10,780            --
 Prepaid expenses ..............................         122             115
 Amount due from officer and stockholder .......         101             132
 Other current assets ..........................         479              26
                                                   ---------       ---------
      Total current assets .....................      14,216          10,480
                                                   ---------       ---------
Property and equipment:
  Land .........................................         340             340
  Building and building improvements ...........       8,969           8,969
  Leasehold improvements .......................       4,832           4,832
  Machinery and equipment ......................       5,159           4,796
  Furniture and fixtures .......................         536             526
  Construction in progress .....................         320            --
                                                   ---------       ---------
      Total cost ...............................      20,156          19,463
    Less accumulated depreciation
        and amortization .......................      (9,606)         (7,984)
                                                   ---------       ---------
      Property and equipment, net ..............      10,550          11,479
                                                   ---------       ---------
Patent costs, net ..............................         977             707
Deferred financing costs, net ..................          65              74
Other assets ...................................          77              63
                                                   ---------       ---------
                                                   $  25,885       $  22,803
                                                   =========       =========
           Liabilities and Stockholders' Equity

Current liabilities:
 Accounts payable ..............................   $   1,059       $     992
 Accrued expenses and other ....................       1,366             826
 Interest payable ..............................         238             343
 Current portion of long-term liabilities ......       3,858           4,584
                                                   ---------       ---------
      Total current liabilities ................       6,521           6,745
                                                   ---------       ---------
Long-term debt .................................       2,200           2,200
Long-term notes payable, net ...................        --             1,928
Other long-term liabilities,
  less current portion..........................         575             107
                                                   ---------       ---------
      Total liabilities ........................       9,296          10,980
                                                   ---------       ---------
Commitments and contingencies
Stockholders' equity :
  Preferred stock, $1.00 par value;
    authorized 4,000,000 shares;
    none issued and outstanding ................         --              --
  Common stock, $.001 par value;
    authorized 30,000,000 shares;
    issued 20,248,122 and 16,819,622
    at  December 31, 1996 and
    December 31, 1995, respectively;
    outstanding 20,233,699 and
    16,806,919 at December 31, 1996 and
    December 31, 1995, respectively ............          20              17
  Additional paid-in capital ...................     118,760          97,914
  Accumulated deficit ..........................    (101,973)        (85,958)
  Treasury stock, at cost; 14,423
    and 12,703 shares at December 31, 1996
    and December 31, 1995, respectively ........        (169)           (150)
  Unrealized loss on securities
    available for sale .........................         (49)           --
                                                   ---------       ---------
      Total stockholders' equity ...............      16,589          11,823
                                                   ---------       ---------
                                                   $  25,885       $  22,803
                                                   =========       =========

                 See accompanying notes to financial statements.

                          IMCLONE SYSTEMS INCORPORATED

                            Statements of Operations
                      (in thousands, except per share data)

                                                             Year Ended December 31,
                                                       ---------------------------------
                                                          1996         1995        1994
                                                       ---------    ---------   --------
Revenues:
     License fees from third parties ................   $     75    $   --      $    250
     Research and development funding from third
        parties and other ...........................        525         800         700
                                                        --------    --------    --------
                   Total revenues ...................        600         800         950
                                                        --------    --------    --------
Operating expenses:
     Research and development .......................     11,482       8,768      11,816
     General and administrative .....................      3,961       3,739       3,348
                                                        --------    --------    --------
                  Total operating expenses ..........     15,443      12,507      15,164
                                                        --------    --------    --------
Operating loss ......................................    (14,843)    (11,707)    (14,214)
                                                        --------    --------    --------
Other (income) expense:
     Interest and other income ......................       (918)     (3,120)     (3,186)
     Interest and other expense .....................        823       1,054         821
     Equity in loss of affiliate ....................       --          --           342
                                                        --------    --------    --------
                 Net interest and other income ......        (95)     (2,066)     (2,023)
                                                        --------    --------    --------
Loss before extraordinary item ......................    (14,748)     (9,641)    (12,191)
Extraordinary loss on extinguishment of debt.........      1,267        --          --
                                                        --------    --------    --------
Net loss ............................................   $(16,015)   $ (9,641)   $(12,191)
                                                        ========    ========    ========
Net loss per common share:
        Loss before extraordinary item ..............   $  (0.76)   $  (0.72)   $  (1.12)
        Extraordinary loss on extinguishment of debt.       0.07        --          --
                                                        --------    --------    --------
        Net loss per common share ...................   $  (0.83)   $  (0.72)   $  (1.12)
                                                        ========    ========    ========
Weighted average shares outstanding .................     19,371      13,311      10,903
                                                        ========    ========    ========


                 See accompanying notes to financial statements

                          IMCLONE SYSTEMS INCORPORATED

                       Statements of Stockholders' Equity
                  Years Ended December 31, 1994, 1995, and 1996
                        (in thousands, except share data)


                                                                    Additional
                                             Common Stock             Paid-in        Accumulated      Treasury
                                       --------------------------
                                          Shares         Amount       Capital          Deficit         Stock
                                       --------------   ---------  --------------  ----------------  -----------

Balance at December 31, 1993 .......       9,510,183    $     10   $      79,497   $       (64,126)  $     (150)
                                       --------------   ---------  --------------  ----------------  -----------
Issuance of common stock ...........       3,067,502           3           5,133
Advances to officer and
    stockholder ....................
Amortization of deferred
    compensation ...................
Net loss ...........................                                                       (12,191)
                                       --------------   ---------  --------------  ----------------  -----------
Balance at December 31, 1994 .......      12,577,685    $     13   $      84,630   $       (76,317)  $     (150)
                                       --------------   ---------  --------------  ----------------  -----------
Issuance of common stock ...........       4,000,000           4          11,998
Options exercised ..................         156,750                         162
Warrants exercised .................          15,300                          23
Payment of promissory notes ........          57,184                          36
Proceeds from promissory notes .....                                           2
Debt discount ......................                                       1,063
Net loss ...........................                                                        (9,641)
                                       --------------   ---------  --------------  ----------------  -----------
Balance at December 31, 1995 .......      16,806,919    $     17   $      97,914   $       (85,958)  $     (150)
                                       --------------   ---------  --------------  ----------------  -----------
Issuance of common stock ...........       2,200,000           2          13,560
Options exercised ..................         266,275                         846
Warrants exercised .................         604,892           1           2,960
Options granted to non-employees....                                          95
Extinguishment of debt .............         357,333                       3,260
Debt discount ......................                                         125
Treasury shares ....................          (1,720)                                                       (19)
Changes in unrealized loss on
    securities available for sale ...
Net loss ............................                                                     (16,015)
                                       --------------   ---------  --------------  ----------------  -----------
Balance at December 31, 1996 ........     20,233,699    $     20   $     118,760  $      (101,973)  $     (169)
                                       ==============   =========  ==============  ================  ===========

                                                                              Unrealized
                                             Amount                             Loss on
                                             Due from                          Securities
                                           Officer and        Deferred        Available
                                           Stockholder      Compensation       for Sale           Total
                                          --------------  -----------------  -------------   ----------------

Balance at December 31, 1993 ........     $        (398)  $            (21)  $          -    $        14,812
                                          --------------  -----------------  -------------   ----------------
Issuance of common stock ............                                                                  5,136
Advances to officer and
    stockholder .....................               398                                                  398
Amortization of deferred
    compensation ....................                                   21                                21
Net loss ............................                                                                (12,191)
                                          --------------  -----------------  -------------   ----------------
Balance at December 31, 1994 ........     $           -   $              -   $          -    $         8,176
                                          --------------  -----------------  -------------   ----------------
Issuance of common stock ............                                                                 12,002
Options exercised ...................                                                                    162
Warrants exercised ..................                                                                     23
Payment of promissory notes .........                                                                     36
Proceeds from promissory notes ......                                                                      2
Debt discount .......................                                                                  1,063
Net loss ............................                                                                 (9,641)
                                          --------------  -----------------  -------------   ----------------
Balance at December 31, 1995 ........     $           -   $              -   $          -    $        11,823
                                          --------------  -----------------  -------------   ----------------
Issuance of common stock ............                                                                 13,562
Options exercised ...................                                                                    846
Warrants exercised ..................                                                                  2,961
Options granted to non-employees....                                                                      95
Extinguishment of debt ..............                                                                  3,260
Debt discount .......................                                                                    125
Treasury shares .....................                                                                    (19)
Changes in unrealized loss on
    securities available for sale ...                                                 (49)               (49)
Net loss ............................                                                                (16,015)
                                          --------------  -----------------  -------------   ----------------
Balance at December 31, 1996 ........     $           -   $              -   $        (49)   $        16,589
                                          ==============  =================  =============   ================

                 See accompanying notes to financial statements

                          IMCLONE SYSTEMS INCORPORATED

                            Statements of Cash Flows
                                 (in thousands)

                                                                 Year Ended December 31,
                                                           ----------------------------------
                                                               1996       1995       1994
                                                           -----------  ---------- ----------

 Net loss ..............................................   $(16,015)   $ (9,641)   $(12,191)
 Adjustments to reconcile net loss to net
      cash used in operating activities:
  Depreciation and amortization ........................      1,704       1,789       1,844
  Expense associated with issuance
      of options .......................................         95        --            21
  Equity in loss of affiliate ..........................       --          --           342
  Loss on sale of investments ..........................       --          --            23
  Fees associated with commercialization
     and license agreement rights ......................       --          --           117
  Extraordinary loss on early
     extinguishment of debt ............................      1,267
  Discounted interest amortization .....................        156         222        --
  Write-off of fixed assets ............................       --             2        --
  Write-off of patent costs ............................       --           126          29
  Changes in:
   Prepaid expenses ....................................         (7)        (37)         19
   Other current assets ................................       (453)         42          (4)
   Due from officer ....................................         31          24        (111)
   Other assets ........................................        (14)        115        (110)
   Interest payable ....................................       (105)        328          (1)
   Accounts payable ....................................         67        (624)        780
   Accrued expenses and other ..........................        540         421         434
                                                            --------    --------    --------
     Net cash used in operating activities .............    (12,734)     (7,233)     (8,808)
                                                           --------    --------    --------
Cash flows from investing activities:
  Acquisitions of property and equipment ...............       (693)        (36)       (434)
  Proceeds from sale of equipment ......................        421        --          --
  Purchases of securities available for sale ...........    (32,665)       --          --
  Sales of securities available for sale ...............     21,836        --         5,350
  Additions to patents .................................       (343)       (186)       (176)
  Investment in and advances to affiliate ..............       --          --           405
                                                           --------    --------    --------
     Net cash (used in) provided by investing activities    (11,444)       (222)      5,145
                                                           --------    --------    --------
Cash flows from financing activities:
  Issuance of common stock .............................     13,562      12,002       5,534
  Proceeds from exercise of stock options and warrants .      3,807         185        --
  Purchase of treasury stock ...........................        (19)       --          --
  Proceeds from long-term notes payable ................       --         2,680        --
  Proceeds from short-term notes payable ...............       --           100         220
  Repayment of short-term notes payable ................       --          (284)       --
  Repayment of long-term debt ..........................       --          --          (400)
  Payments of other liabilities ........................       (645)        (53)        (55)
                                                           --------    --------    --------
     Net cash provided by financing activities .........     16,705      14,630       5,299
                                                           --------    --------    --------
Net (decrease) increase in cash and cash equivalents ...     (7,473)      7,175       1,636
Cash and cash equivalents at beginning of period .......     10,207       3,032       1,396
                                                           --------    --------    --------
Cash and cash equivalents at end of period .............   $  2,734    $ 10,207    $  3,032
                                                           ========    ========    ========

                 See accompanying notes to financial statements

ImClone Systems Incorporated
NOTES TO FINANCIAL STATEMENTS

(1)  Organization and Basis of Preparation

     ImClone Systems Incorporated (the "Company") is a biopharmaceutical company engaged primarily in the research and development of therapeutic products for the treatment of cancer and cancer related disorders. The Company employs accounting policies that are in accordance with generally accepted accounting principles in the United States.

     The Company  expects  that its  capital  resources,  including  the ongoing research support of its corporate partners, will be sufficient to fund its operations through 1997. If, however, difficulty is encountered in attaining the milestones necessary for continued research support, the Company would postpone the budgeted expansion of operations to allow for funding of its operations beyond 1997. Accordingly, in order to fund its capital needs after that time, the Company will require significant levels of additional capital and intends to raise the necessary capital through additional equity or debt financings, arrangements with corporate partners or from other sources. The Company has entered into preliminary discussions with several major pharmaceutical companies regarding various alternatives concerning the funding of research and development for certain of its products. No assurance can be given that the Company will be successful in pursuing any such alternatives. In addition, the Company may seek to enter into a significant strategic partnership with a pharmaceutical company for the development of its lead product candidate, C225. Such a strategic alliance could include an up-front equity investment and license fees plus milestone fees and revenue sharing. There can be no assurance that the Company will be successful in achieving such an alliance, nor can the Company predict the amount of funds which might be available to it if it entered into such an alliance or the time at which such funds would be made available.

     The biopharmaceutical industry is subject to rapid and significant technological change. The Company has numerous competitors, including major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions. These competitors may succeed in developing technologies and products that are more effective than any which are being developed by the Company or which would render the Company's technology and products obsolete and non-competitive. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company. In addition, many of the Company's competitors have significantly greater experience than the Company in pre-clinical testing and human clinical trials of new or improved pharmaceutical products and in obtaining Food and Drug Administration ("FDA") and other regulatory approvals on products for use in health care. The Company is aware of various products under development or manufactured by competitors that are used for the prevention, diagnosis or treatment of certain diseases the Company has targeted for product development, some of which use therapeutic approaches that compete directly with certain of the Company's product candidates. The Company has limited experience in conducting and managing pre-clinical testing necessary to enter clinical trials required to obtain government approvals and has limited experience in conducting clinical trials. Accordingly, the Company's competitors may succeed in obtaining FDA approval for products more rapidly than the Company, which could adversely affect the Company's ability to further develop and market its products. If the Company commences significant commercial sales of its products, it will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which the Company has limited or no experience.

(2)  Summary of Significant Accounting Policies

(a)  Cash Equivalents

     Cash equivalents consist primarily of U.S. government instruments, commercial paper, master notes and other readily marketable debt instruments. The Company considers all highly liquid debt instruments with original maturities not exceeding three months to be cash equivalents.

(b)  Investments in Securities

     The Company classifies its investment in debt and equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

     Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

     A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

     At December 31, 1996, all investments in securities were classified as available-for-sale.

(c) Property and Equipment

     Property and equipment are stated at cost. Depreciation of furniture and equipment is provided by straight-line methods over estimated useful lives of three to twelve years, and leasehold improvements are being amortized over the related lease term (including optional renewal periods (Note 10)) or the service lives of the improvements, whichever is shorter.

(d) Patent Costs

     Patent and patent application costs are amortized on a straight-line basis over their respective expected useful lives, up to a 15-year period.

(e) Deferred Financing Costs

     Costs incurred in obtaining the Industrial  Development Revenue Bonds (Note
5) are amortized using the straight-line method over the terms of the related bonds.

(f)  Investment in and Advances to Affiliate

     Cadus Pharmaceutical Corporation ("Cadus") was incorporated in January 1992 to develop novel classes of therapeutics that target signal transduction pathways. The Company held a 50% investment in the capital stock of Cadus through November 1994. In December 1994, an agreement was reached for the Company to sell one-half of its shares of capital stock of Cadus to High River Limited Partnership ("High River") for total consideration of $3.0 million. The gain in 1994 on sale of the Cadus shares was recorded in the Statement of Operations as other income for the year ended December 31, 1994. The cash consideration was received by the Company on January 4, 1995.

     During April 1995, the Company completed the sale of the remaining one-half of its shares of capital stock of Cadus for $3.0 million, also to High River. In exchange for receiving a now-expired right to repurchase all the outstanding shares of capital stock of Cadus, the Company granted to High River two options to purchase shares of Common Stock. One option is for 150,000 shares at an exercise price per share equal to $2.00, subject to adjustment under certain circumstances, and the other option is for 300,000 shares at an exercise price per share equal to $0.69, subject to adjustment under certain circumstances. Both options will expire on April 26, 2000.

 (g) Revenue Recognition

     License fees are recognized if the Company enters into license agreements with third parties that provide for the payment of non-refundable fees when the agreement is signed or when all parties concur that specified goals are achieved. These fees are recognized as license fee revenues in accordance with the terms of the particular agreement.

     Research and development funding revenue is derived from collaborative agreements with third parties and is recognized in accordance with the terms of the respective contracts. Revenue from certain agreements is recognized using the percentage of completion method based on contract costs incurred to date compared with total estimated contract costs.

     Revenue recognized in the accompanying statements of operations is not subject to repayment. Revenue received that is related to future performance under such contracts is deferred and recognized as revenue when earned.

(h)  Stock Option Plan

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

(i)  Research and Development

     Research and development expenditures made pursuant to certain research and development contracts with academic institutions, and other research and development costs, are expensed as incurred.

(j)  Income Taxes

     Effective January 1, 1993 the Company adopted SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

(k)  Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(l)  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

(m)  Net Loss Per Share

     Net loss per share is computed based on the weighted average number of shares outstanding. Common stock equivalents are not included in the computation of average shares outstanding because they are anti-dilutive.

(n)  Reclassification

     Certain amounts previously reported have been reclassified to conform to current year's presentation.

(3) Securities Available-For-Sale

     Securities available-for-sale of $10,780,000 at December 31, 1996 consisted of mortgage-backed debt securities. The amortized cost of such securities was $10,829,000 and the net unrealized holding losses were $49,000 at December 31, 1996. These securities available-for-sale have maturities ranging from 1997 to 1999.

(4) Accrued Expenses and Other

     The following items are included in accrued expenses and other:

                                               December 31,      December 31,
                                                  1996              1995
                                               ------------      ------------
Salaries and other
  payroll related expenses .................    $  782,000         $206,000
Legal and accounting fees ..................       217,000          145,000
Other ......................................       367,000          475,000
                                                ----------         --------
                                                $1,366,000         $826,000
                                                ==========         ========

(5) Long-term Debt

     Long-term debt is comprised of the following:

                                               December 31,         December 31,
                                                  1996                 1995
                                               ------------         ------------
10.75% Bond due 1997 .................         $ 2,113,000          $ 2,113,000
11.25% Bond due 2004 .................           2,200,000            2,200,000
Less current portion .................          (2,113,000)          (2,113,000)
                                               -----------          -----------
                                               $ 2,200,000          $ 2,200,000
                                               ===========          ===========

     On December 31, 1986, the New York City Industrial Development Agency (the "NYIDA") issued an Industrial Development Revenue Bond (the "1986 Bond") on behalf of the Company in the amount of $2,113,000. During December 1994, the Bond's original maturity date of December 15, 1994 was extended to June 15, 1996. During June 1996, the Company and the NYIDA extended the maturity date an additional eighteen months to December 15, 1997. The proceeds from the sale of this Bond were used by the Company for the acquisition, construction and installation of the Company's research and development facility in New York City.

     In August 1990, the NYIDA issued another Industrial Development Revenue Bond (the "1990 Bond") in the amount of $2,200,000. The Bond is due May 1, 2004. The proceeds from the sale of the Bond were used by the Company for the acquisition, construction and installation of the Company's research and development facility in New York City.

     The Company has granted a security interest in substantially all equipment located in its New York City facility to secure the obligations of the Company to the NYIDA relating to the 1986 Bond and the 1990 Bond.

(6) Long-term Liabilities and Notes Payable

     (a) Other Long-term Liabilities

     Other long-term liabilities is comprised of the following:

                                                  December 31,    December 31,
                                                     1996            1995
                                                  ------------    ------------
Liability to reacquire IL-6m rights ............  $ 1,917,000     $ 2,400,000
Liability under capital lease  obligations .....      354,000         125,000
Liability under license agreement ..............       49,000          53,000
Less current portion ...........................   (1,745,000)     (2,471,000)
                                                  -----------     -----------
                                                  $   575,000     $   107,000
                                                  ===========     ===========

     In July 1993, the Company entered into an agreement with Erbamont, Inc., now a subsidiary of Pharmacia and Upjohn, Inc. ("Pharmacia"), to acquire the worldwide rights to IL-6m, a blood cell growth factor, which had been licensed to Pharmacia pursuant to a development and licensing agreement. In consideration of the return of rights and the transfer of certain material and information, the Company has paid $1.4 million and has further obligations to Pharmacia. Such obligations, including those to pay for IL-6 mutein material manufactured and supplied by Pharmacia, totaled $2.4 million at March 31, 1996. In addition, the Company is required to pay Pharmacia $2.7 million in royalties on eventual sales of IL-6m, if any. In March, 1996, the Company entered into a Repayment Agreement with Pharmacia (the "Repayment Agreement") pursuant to which it agreed to pay the $2.4 million over 24 months commencing in March 1996, with interest only payable during the first six months. At December 31, 1996 the remaining obligation to Pharmacia totaled $1.9 million. In connection with the Repayment Agreement, the Company signed a Confession of Judgment, which can be filed by Pharmacia with an appropriate court in the case of default by the Company. Pursuant to a Security Agreement entered into with Pharmacia, the Company pledged its interests in patents related to IL-6m and to heparanase to secure its obligations under the Repayment Agreement.

     During fiscal 1992, the Company entered into a capital lease agreement for laboratory equipment which was recorded as an asset in the amount of $262,000. The lease extends over a five-year period and has a bargain purchase option at the end of the lease term. At December 31, 1996, the accumulated depreciation on this equipment totaled $180,000. See also Note 10.

     In December 1996, the Company signed an agreement with Finova Technology Finance, Inc. ("Finova") to finance the lease of laboratory and computer-related equipment and make certain building and leasehold improvements to existing facilities involving payments aggregating approximately $2,500,000. The first of multiple intended leases was signed in December 1996 at a cost of $421,000 and related to equipment previously purchased by the Company during 1996. This capital lease has been treated as a sale-leaseback transaction and no gain or loss was recognized on the sale. Each lease has a fair market value purchase option at the expiration of a 42-month term. At December 31, 1996, accumulated depreciation on these assets totaled $6,000. Pursuant to the agreement, the Company issued to Finova a warrant expiring December 31, 1999 to purchase 23,220 shares of Common Stock at an exercise price of $9.69 per share. The Company recorded a non-cash debt discount of approximately $125,000 in connection with this financing, which discount is being amortized over the 42-month term of the first lease. See also Notes 10 and 11.

     In connection with the Company's production and eventual marketing of certain products, the Company entered into a license agreement which requires minimum annual royalty payments throughout the term of the agreement. The agreement expires in 2004 and calls for minimum annual payments of $10,000, which are creditable against royalties that may be due from sales. To the extent the minimum annual royalties are not expected to be offset by sales, the Company has charged the net present value of these payments to operations. An interest rate of 10% was used to discount the cash flows.

           (b) Long-term Notes Payable, net

         Long-term notes payable is comprised of the following:

                                                 December 31,    December 31,
                                                     1996           1995
                                                 ------------    ------------
Liability for director
  promissory note, including interest ........   $     --        $   186,000
Liability for long-term loan,
  including interest .........................         --          2,583,000
Less loan discount ...........................         --           (841,000)
                                                 ----------      -----------
                                                 $     --        $ 1,928,000
                                                 ==========      ===========

     In July 1995, a director loaned the Company $180,000 in exchange for a long-term note due two years from issuance at an annual interest rate of 8%. As part of the transaction, the director was granted 36,000 warrants to purchase Company common stock at $1.50 per share and an additional 36,000 warrants to purchase Company common stock at $3.00 per share. In May 1996, the Company and the director exchanged the note for 24,000 shares of Common Stock and the Company paid the accrued and unpaid interest on the note in the amount of $10,000 in cash. The Company recorded an extraordinary loss of $39,000 on the extinguishment of the debt. The Company has registered such shares of Common Stock with the Commission under a registration statement in accordance with the provisions of the Securities Act of 1933 (the "1933 Act").

     On August 11, 1995, the Oracle Group purchased 1,000,000 shares of Common Stock for a purchase price of $1.5 million and made a loan to the Company in the aggregate amount of $2.5 million with a two-year maturity, but subject to mandatory prepayment, in whole or in part, upon the occurrence of certain events, including the raising of certain additional funds. The loan carried an annual interest rate of 8%. The Oracle Group includes Oracle Partners, L.P., Quasar International Partners C.V., Oracle Institutional Partners L.P., Sam Oracle Fund, Inc. and Warren B. Kanders. The Oracle Group also received warrants exercisable at any time until August 10, 2000 entitling the holders thereof to purchase 500,000 shares of Common Stock at a price of $1.50 per share and 500,000 shares of Common Stock at a price of $3.00 per share. As a result of the Company's offerings of shares of its Common Stock in November 1995 and February 1996, the Oracle Group was entitled to require the Company to apply 20 percent of the gross proceeds of the sale of the shares of Common Stock from the offerings to repay the loan.

     In May 1996, the Company and the Oracle Group exchanged the notes in the aggregate outstanding principal amount of $2.5 million for 333,333 shares of Common Stock and the Company paid the accrued and unpaid interest on the notes in the amount of $143,000 in cash. The Company recorded an extraordinary loss of $1,228,000 on the extinguishment of the debt. The Company has registered such shares of Common Stock with the Commission under a registration statement in accordance with the provisions of the 1933 Act.

(7)  Research Agreements

     The Company has entered into several research and development agreements with third parties. Generally, the agreements provide for the Company to receive research and development funding, milestone payments, royalties, or license fees or a combination thereof. In return, the Company has granted licenses to these third parties to market or manufacture and market certain of its products in specified fields of use and in specified geographic areas.

     Revenues for the years ended December 31, 1996, December 31, 1995, and December 31, 1994 were $600,000, $800,000, and $950,000 respectively. Revenues for each year consisted of $300,000 from its corporate partnership with the Wyeth-Lederle Vaccine Division of American Home Products Corporation ("American Home") in infectious disease vaccines. In addition, revenues for the year ended December 31, 1996 included royalty fees of $225,000 from the Company's strategic alliance with Abbott Laboratories ("Abbott") in diagnostics. Revenues for the years ended December 31, 1995, and December 31, 1994 included contract research fees of $500,000 and $400,000, respectively, also from the Abbott alliance. The year ended December 31, 1996 also included $75,000 in license fees from the Company's cross-licensing agreement with Immunex Corporation ("Immunex") for novel hematopoietic growth factors. Finally, license fees of $250,000 were recognized from the Abbott alliance during the year ended December 31, 1994.

     Revenues for all three years were derived from United States sources.

(8)  Capital Stock

     (a) Stock Option Plans:

     In February 1986, the Company adopted an Incentive Stock Option Plan and a Nonqualified Stock Option Plan (the "86 Plans"). On February 25, 1996, the Company adopted an additional Stock Option Plan and Nonqualified Stock Option Plan (the "96 Plans") which were approved by shareholders at its Annual Meeting held June 3, 1996. Combined, the 86 and 96 Plans provide for the granting of options to purchase up to 3,000,000 shares of Common Stock to key employees and advisors. Incentive stock options may not be granted at a price less than the fair market value of the stock at the date of grant. Options under both the 86 and 96 Plans expire ten years from the date of grant. Certain options granted under these plans vest over three- to five-year periods. At December 31, 1996, options to purchase 2,103,577 shares of Common Stock were outstanding and 525,625 shares were available for grant.

     A summary of stock option activity follows:

                                                               Weighted average
                                                   Number of     exercise price
                                                    shares          per share
                                                   ----------      ----------
Balance at December 31, 1993 ................         969,321        $8.75
1994 activity
     Granted ................................         254,500         3.94
     Exercised ..............................            --
     Canceled ...............................        (331,742)       10.21
                                                   ----------
Balance at December 31, 1994 ................         892,079        $6.83
1995 activity
     Granted ................................         752,000         1.91
     Exercised ..............................        (156,750)        1.04
     Canceled ...............................        (120,375)        1.45
                                                   ----------
Balance at December 31, 1995 ................       1,366,954        $2.34
1996 activity
     Granted ................................       1,077,875         9.85
     Exercised ..............................        (266,275)        3.18
     Canceled ...............................         (74,977)        2.58
                                                   ----------
Balance at December 31, 1996 ................       2,103,577        $6.08
                                                   ----------

     In June 1996, the Company granted options to purchase 116,000 shares of its Common Stock to certain Scientific Advisory Board members in consideration for future services. The fair value of the grant was approximately $756,000 as calculated using the Black-Scholes option pricing model. Compensation expense is being recognized ratably over the four year vesting period of the options. See
Note 8(c) for weighted average assumptions used. During the year ended December 31, 1996, the Company recognized approximately $95,000 in compensation expense relating to the above grants.

     During April 1995, the Company completed the sale of the remaining one-half of its shares of capital stock of Cadus for $3.0 million to High River. In exchange for receiving a now-expired right to repurchase all the outstanding shares of capital stock of Cadus, the Company granted to High River two options to purchase shares of Common Stock. One option is for 150,000 shares at an exercise price per share equal to $2.00, subject to adjustment under certain circumstances, and the other option is for 300,000 shares at an exercise price per share equal to $0.69, subject to adjustment under certain circumstances. Both options will expire on April 26, 2000. The 450,000 options have a weighted average exercise price of $1.13.

     On February 2, 1995, exercise prices for certain granted and outstanding Incentive and Nonqualified Stock Options with original exercise prices in excess of $1.25 per share were offered to be repriced to $1.25 per share, by vote of a Special Subcommittee of the Compensation Committee of the Board of Directors. Benefit of repricing was confined to individuals who continued to serve the Company as employees or consultants, and 645,000 options were repriced. In connection with the offer of repricing, the vesting schedule of those choosing to accept repriced options was extended to June 30, 1995 for options already vested or to vest prior to June 30, 1995. The closing trading price of the Company's common stock on February 2, 1995 was $0.69.

(b)  Warrants

     As of December 31, 1996, a total of 3,275,645 common shares were issuable under outstanding warrants. Such warrants have been issued to certain officers, directors and other employees of the Company, certain Scientific Advisory Board members, certain investors and certain credit providers and investors.

     A summary of warrant activity follows:
                                                                 Weighted
                                              Number of      Average Exercise
                                               Shares         Price Per Share
                                              ---------      ----------------
Balance at December 31, 1993 ........         2,983,970            9.47
1994 Activity
     Granted ........................            24,600            0.69
     Exercised ......................              --               --
     Cancelled ......................          (536,003)           6.61
                                              ---------
Balance at December 31, 1994 ........         2,472,567           10.01

1995 Activity
     Granted ........................         1,434,300            3.03
     Exercised ......................           (15,300)           1.50
     Cancelled ......................              --               --
                                              ---------
Balance at December 31, 1995 ........         3,891,567            3.15

1996 Activity
     Granted .......................             23,220            9.69
     Exercised .....................           (604,892)           4.89
     Cancelled .....................            (34,250)          12.92
                                              ---------
Balance at December 31, 1996 .......          3,275,645            2.41
                                              =========

     During September 1996, the Company repriced certain warrants held by investors to purchase 80,700 shares of Common Stock in order to promote their exercise prior to pending expiration. The warrants were repriced to an amount which was ten percent less than the average closing price for the Common Stock for the thirty days leading up to and including the day prior to the date of exercise. The fair market value of the warrant was reflected as a cost of capital.

     During November 1996, the Company repriced certain warrants held by investors to purchase 130,000 shares of Common Stock in order to promote their exercise prior to pending expiration. The warrants were repriced to an amount which was ten percent less than the average closing price for the Common Stock for the thirty days leading up to and including the day prior to the date of exercise. The fair market value of the warrant was reflected as a cost of capital.

     In December 1995, the Company granted its President a ten-year warrant to purchase 350,000 common shares at an exercise price determined by the $5.50 trading price of the stock on the date of grant. The grant of the warrant was approved by shareholders at its Annual Meeting held June 3, 1996.

     On February 2, 1995 exercise prices for certain granted and outstanding warrants were offered to be repriced to $1.50 per share. The benefit of the repricing was confined to individuals who continued to serve the Company as employees or consultants, and 2,048,217 warrants were repriced. In consideration for the offer of repricing, those choosing to accept the repriced warrants are to pay the Company the difference in value before and after repricing as calculated by use of the Black-Scholes model, which payment can be made through promissory notes to the Company. The closing trading price of the Company's common stock on February 2, 1995 was $.69.

     The outstanding warrants expire and are exercisable for the number of shares of Common Stock as shown below:

March 1997....................................................         728,500
December 1999.................................................          47,820
March 2000....................................................          12,300
July 2000.....................................................          72,000
August 2000...................................................         925,000
November 2000.................................................          12,720
March 2001....................................................           2,500
May 2001......................................................       1,112,805
June 2003.....................................................          12,000
December 2005.................................................         350,000
                                                                    ----------
Total.............................................                   3,275,645
                                                                    ==========

(c)  SFAS No. 123:

     Options and Warrants

     In 1996, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock Based Compensation". The following table summarizes the weighted average fair value of stock options and warrants granted during years ended December 31, 1996 and 1995:

                                                                Option Plans                     Warrant Plans
                                                   -----------------------------------   ----------------------------------
                                                           1996              1995             1996               1995
                                                   ------------------   --------------   -------------    -----------------
                                                     Shares      $       Shares    $     Shares    $        Shares      $
                                                   ----------  ------   -------- -----   ------  -----    ---------   -----
Exercise price equals market value at date
 of grant .....................................     1,077,875  $5.56    602,000  $1.07   23,220  $5.39    1,434,300   $0.64

Exercise price exceeds market value at date of
 grant ........................................          --    $  --    795,000  $0.32      --   $  --    2,048,217   $0.29


     The above table share amounts for 1995 reflect the impact of the re-pricing as discussed in Notes 8(a) and (b).

     The fair value of stock options and warrants was estimated using the Black-Scholes option pricing model. The Black-Scholes model considers a number of variables including the exercise price and the expected life of the option, the current price, the expected volatility and the dividend yield of the underlying stock, and the risk-free interest rate during the expected term of the option. The following summarizes the weighted average assumptions used:

                                                   Option Plans                      Warrant Plans
                                         ---------------------------------  --------------------------------
                                              1996             1995             1996              1995
                                         ---------------  ----------------  --------------   ---------------
     Expected life (years)...............     3.5              2.5              2.0 (1)           2.0
     Interest rate.......................     5.00%            5.00%            5.00%             5.00%
     Volatility..........................    85.13%           85.13%           85.13%            85.13%


(1) The weighted average expected life does not include the warrants repriced in 1996 as they were exercised simultaneously.

     The estimated volatility reflects the performance of the Company's Common Stock over the twelve-month period ended December 31, 1996. The expected life of the options and warrants reflects the anticipated holding period prior to exercise. The estimated risk-free interest rate used is based on risk-free investment products with similar terms.

     The  following  table  summarizes   information  concerning  stock  options
outstanding at December 31, 1996:


                                              Weighted
                                              Average       Weighted                    Weighted
                               Number         Remaining      Average      Number         Average
          Range of Exercise  Outstanding     Contractual     Exercise   Exercisable      Exercise
               Price         at 12/31/96        Term          Price     at 12/31/96       Price
          -----------------  -----------     -----------     --------   -----------      --------

       $ 0.33 - 0.69........      337,500         3.3          0.66        335,250         0.66
         1.03 - 1.91........      387,800         5.7          1.21        275,825         1.24
         2.00...............      150,000         3.3          2.00        150,000         2.00
         3.19 - 3.88........       47,250         8.8          3.80         11,813         3.77
         4.00 - 5.69........      136,750         7.9          5.22         71,688         5.09
         6.38 - 7.88........      107,652         9.4          7.20          3,126         6.38
         8.33 - 9.75........       72,000         9.1          9.10         43,000         9.14
         10.88 - 12.88......      844,625         9.4         10.90        165,250        10.89
         13.33 - 16.00......       20,000         2.9         13.40         19,500        13.33
                                ---------                                ---------
                                2,103,577         7.1          6.08      1,075,452         3.49
                                =========                                =========

     As of December 31, 1996, the outstanding warrants to purchase 3,275,645 common shares were all exercisable. The weighted average remaining contractual term at December 31, 1996 for the 12,300 outstanding warrants exercisable at $.63 per share is 3.2 years, the 24,600 exercisable at $.69 per share is 3.0 years, the 2,285,525 exercisable at $1.50 per share is 3.6 years, the 498,500 exercisable at $3.00 per share is 5.8 years, the 21,500 exercisable at $4.00 per share is 0.2 years, the 350,000 exercisable at $5.50 per share is 9.0 years, the 12,000 exercisable at $7.00 per share is 6.5 years, the 23,220 exercisable at $9.69 per share is 3.0 years, the 6,000 exercisable at $10.00 per share is 3.9 years, and the 42,000 exercisable at $13.33 per share is 4.3 years.

     Pro forma net loss and loss per share reflect compensation cost of $3.6 million and $2.1 million, respectively, for the years ended December 31, 1996 and 1995. The fair value of combined stock options and stock warrants awarded in 1996 and 1995 were as follows:

(Thousands of dollars,
except per share amounts)                             1996          1995
-------------------------                             ----          ----
Net loss                     As reported            $(16,015)      $ (9,641)
                             Pro forma              $(19,653)      $(11,728)

Loss per share               As reported            $  (0.83)      $  (0.72)
                             Pro forma              $  (1.01)      $  (0.88)

     The amounts disclosed may not be representative of the effects on reported net loss for future years.

(9)  Income Taxes

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and December 31, 1995 are presented below.

                                                                      December 31,   December  31,
                                                                          1996           1995
                                                                      ------------   -------------
Deferred tax assets:
    Liability to reacquire IL-6m rights and materials.............       $863,000    $  1,147,000
    Gain on sale of Cadus shares .................................           --         1,367,000
    Equity in loss of affiliate ..................................           --           917,000
    Research and development credit carryforward .................      1,883,000       1,757,000
    Compensation relating to the issuance of
     stock options and warrants ..................................      2,740,000       3,038,000
    Net operating loss carryforwards .............................     44,374,000      31,870,000
    Other ........................................................        958,000         540,000
                                                                     ------------    ------------
             Total gross deferred tax assets .....................     50,818,000      40,636,000
             Less valuation allowance ............................    (50,818,000)    (40,636,000)
                                                                     ------------    ------------
             Net deferred tax assets .............................   $       --      $       --
                                                                     ------------    ------------
Deferred tax liabilities:
   Property and equipment, principally due to
      depreciation and amortization...............................   $       --      $       --
                                                                     ------------    ------------
             Total gross deferred tax liabilities ................   $       --      $       --
                                                                     ============    ============
             Net deferred tax asset ..............................   $       --      $       --
                                                                     ============    ============

     For the years ended December 31, 1996 and December 31, 1995, the Company established an aggregate valuation allowance of $50,818,000 and $40,636,000 respectively, to reflect management's belief that significant uncertainty exists regarding the ultimate realization of its deferred tax assets.

     At December 31, 1996, the Company had net operating loss carryforwards for federal income tax purposes of approximately $97,350,000 which expire at various dates from 2000 through 2011. At December 31, 1996 the Company had research credit carryforwards of approximately $1,883,000 which expire at various dates between years 2001 and 2011. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, the annual utilization of the Company's net operating loss and research credit carryforwards may be limited if the Company experiences a change in ownership of more than 50% within a three-year period. The Company believes that one or more of such ownership changes may have occurred since 1986. Therefore, the Company may be significantly limited in utilizing its tax net operating loss carryforwards arising before such ownership change(s) to offset future taxable income. Similarly, the Company may be restricted in using its research credit carryforwards arising before such ownership change(s) to offset future federal income tax expense.

(10)  Commitments

Leases

     The Company leases premises under an operating lease, a portion of which expired in 1993 and a portion of which expires in 1999. The Company has extended the 1993 expired portion of the lease through 1997 at 85% of each year's fair market rental value and from 1997 to 1999 at 100% of each year's fair market rental value, for a portion of the premises. The rate for the remaining portion of the premises is $264,000 annually through March 31, 1997 and $285,000 annually through March 31, 1999. The estimated future lease payment schedule below is based on the exercise of the renewal options described above, using a fair market rental value of $10.00 per square foot. Rent expense for leased premises was approximately $508,000, $493,000, and $467,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     Future minimum lease payments under the capital and operating leases are as follows:

                                                    Capital         Operating
                                                    Leases            Leases
                                                 ------------       ------------
Years ending December 31,
-------------------------
1997 ...................................         $   203,000          $  516,000
1998 ...................................             142,000             513,000
1999 ...................................             141,000             291,000
2000 ...................................              71,000               8,000
2001 ...................................                --                 1,000
Thereafter .............................                --                  --
                                                 -----------          ----------
                                                 $   557,000          $1,329,000
Less interest expense ..................            (203,000)               --
                                                 -----------          ----------
                                                 $   354,000          $1,329,000
                                                 ===========          ==========

Supported Research

     The Company has entered into various research and license agreements with certain universities to supplement the Company's research activities and to obtain for the Company rights to certain technology. The agreements generally require the Company to fund the research and to pay royalties based upon percentages of revenues, if any, on sales of products developed from technology arising under these agreements.

Consulting Agreements

     The Company has consulting agreements with several of its Scientific Advisory Board members and other consultants. These agreements generally are for a term of one year or are terminable at the Company's option.

(11) Supplemental Cash Flow Information and Non-cash Investing and Financing Activities are as Follows:

(In Thousands)                                               1996          1995         1994
                                                             ----          ----         ----
Supplemental Cash Flow Information
  Cash paid during the period for:
     Interest.............................................  $ 817.0       $ 504.0     $ 504.0
                                                            -------       -------     -------
Supplemental Non-cash Investing and Financing Activities
   Finova capital asset and lease obligation additions....    421.0          --           --
   Fair value of Finova warrant...........................    125.0          --           --
   Extinguishment of Oracle Group debt for stock..........  2,500.0          --           --
   Extinguishment of director debt for stock..............    180.0          --           --
   Unrealized loss on securities available for sale.......     49.0          --           --

(12)  Related Party Transactions

     The outstanding balance of total miscellaneous noninterest-bearing cash advances to the President and CEO of the Company on December 31, 1994 totaled approximately $156,000. The officer has provided the Company with a demand promissory note pursuant to which the officer is obligated to repay the debt over a twenty four month period ending April 30, 1997.

     During the year ended December 31, 1995, the Company made additional miscellaneous non-interest-bearing cash advances to the officer totaling $7,000. In addition, the officer repaid $31,000 of the demand promissory note during the year ended December 31, 1995. This brought the outstanding balance of total miscellaneous non-interest-bearing cash advances to the officer of $132,000 at December 31, 1995.

     During the year ended December 31, 1996, the Company made additional miscellaneous non-interest-bearing cash advances to the officer totaling $8,000. In addition, the officer repaid $39,000 of the demand promissory note during the year ended December 31, 1996. This brought the outstanding balance of total miscellaneous non-interest-bearing cash advances to the officer of $101,000 at December 31, 1996.

     In March 1995, two directors (one of whom is an officer) each loaned the Company $20,000 in exchange for short-term notes due sixty days from issuance. As part of the transaction, the directors were each granted 2,460 five-year warrants to purchase Company common stock at $.625 per share, the stock closing price on the date of the promissory note. Each lender could accept payment of principal and interest at 15% in Company shares in lieu of cash, also at $.625 per share. In May 1995, one director accepted payment of $20,493 which included principal and interest at 15%. The second lender accepted principal and interest totaling $15,493 and 8,000 shares of Company common stock at $.625 per share.

     Also in March 1995, a director and a shareholder each loaned the Company $30,000 in exchange for short-term notes due sixty days from issuance. As a part of the transaction, the director and shareholder were each granted 3,690 five-year warrants to purchase Company common stock at $.625 per share, the stock closing price on the date of the promissory note. Each lender could accept payment of principal and interest at 15% in Company shares in lieu of cash, also at $.625 per share. During May 1995, the director accepted payment of 49,184 shares of Company common stock at $.625 per share, while the shareholder accepted $30,740 which included principal and interest at 15%.

     In May 1995, the Company loaned an officer $20,000 in exchange for a demand promissory note. The officer was obligated to repay the debt over a sixteen month period ended September 17, 1996. The loan was paid in full in December 1995.

     In January 1996, the Company paid Concord International Investment Group, LP, approximately $163,000 for services rendered by it to the Company in connection with structuring a contemplated product related financing for C225. Mr. Robert F. Goldhammer, Chairman of the Board of Directors, is a limited partner of Concord International Investment Group, LP.

     In August 1995 and January 1996, the Company paid Delano & Kopperl Financial Advisors, Inc. a total of approximately $69,000 for services rendered by it to the Company in connection with structuring a contemplated product related financing for C225. Paul B. Kopperl, a director of the Company, is President, director, and 25% shareholder of Delano & Kopperl Financial Advisors, Inc.

(13) Fair Value of Financial Instruments

     For the years ended December 31, 1996 and 1995, the following methods and assumptions were used to estimate the fair value of each class of financial instrument:

     Cash and cash equivalents, accounts payable, accrued and other current liabilities

     The carrying amounts approximate fair value because of the short maturity of those instruments.

Long-term debt and notes payable

     Discounted cash flow analyses were used to determine the fair value of long-term debt and notes payable because quoted market prices on these instruments were unavailable. The fair value of these instruments approximated the carrying amount.

(14) Summary of Quarterly Results of Operations (Unaudited)

     The following unaudited quarterly financial information includes, in management's opinion, all normal and recurring adjustments necessary to fairly present the Company's results of operations and related information for the periods presented. Net loss per share has been computed using the weighted average shares outstanding during each quarter. Common stock equivalent shares are excluded where the effect of their inclusion would result in decreasing the net loss per share.

                                                                Quarter Ended
                                             ------------------------------------------------
(In thousands, except per share data)         3/31           6/30         9/30        12/31
                                             ---------    ---------     --------     --------
Year ended December 31, 1996
Revenues .................................   $    75       $    75      $    75      $   375
Operating expenses .......................     3,066         3,438        3,714        5,225
                                             -------       -------      -------      -------
Operating loss ...........................    (2,991)       (3,363)      (3,639)      (4,850)
Net interest and other expense(income) ...       154           (61)         (97)         (91)
                                             -------       -------      -------      -------
Loss before extraordinary item ...........    (3,145)       (3,302)      (3,542)      (4,759)
Extraordinary loss on extinguishment
   of debt................................      --           1,267         --           --
                                             -------       -------      -------      -------
Net loss .................................   $(3,145)      $(4,569)     $(3,542)     $(4,759)
                                             =======       =======      =======      =======
Net loss per common share:
Loss before extraordinary item ...........   $ (0.18)      $ (0.17)     $ (0.18)     $ (0.25)
Extraordinary loss on extinguishment
   of debt ...............................      --            0.06         --           --
                                             -------       -------      -------      -------
Net loss per common share ................   $ (0.18)      $ (0.23)     $ (0.18)     $ (0.25)
                                             =======       =======      =======      =======

Year ended December 31, 1995
Revenues .................................   $    75       $    75      $   575      $    75
Operating expenses .......................     2,871         2,745        2,823        4,068
                                             -------       -------      -------      -------
Operating loss ...........................    (2,796)       (2,670)      (2,248)      (3,993)
Net interest and other expense(income) ...       218        (2,837)         267          286
                                             -------       -------      -------      -------
Net income (loss) ........................    (3,014)          167       (2,515)      (4,279)
                                             -------       -------      -------      -------
Net income (loss) per share ..............   $ (0.24)      $  0.01      $ (0.19)     $ (0.29)
                                             =======       =======      =======      =======

                                     PART II

                     Information Not Required in Prospectus


Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth all expenses payable by the Company in connection with the sale of the Shares:

SEC registration fee..........................................  $ 7,614.00
Nasdaq listing fee............................................  $17,500.00
Blue Sky fees and expenses*...................................  $ 3,000.00
Legal fees and expenses*......................................  $18,000.00
Accounting fees and expenses*.................................  $ 3,000.00
Printing fees and expenses*...................................  $ 8,000.00
Miscellaneous*................................................  $ 2,886.00
                                                                ----------
    Total*....................................................  $60,000.00
                                                                ==========
----------
*Estimated

Item 15. Indemnification of Directors and Officers

     The Company's Certificate of Incorporation sets forth the extent to which officers or directors of the Company may be indemnified against any liabilities which they may incur. The general effect of such charter provision is that any person made a party to an action, suit or proceeding by reason of the fact that he is or was a director or officer of the Company, or of another corporation or other enterprise which he served as such at the request of the Company, shall be indemnified by the Company against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred by him in connection with such action, suit or proceeding, to the full extent permitted under the laws of the State of Delaware. The Company's Certificate of Incorporation gives the Board of Directors the authority to extend such indemnification to employees and other agents of the Company as well.

     The general effect of the indemnification provisions contained in Section 145 of the Delaware General Corporation Law is as follows: A director or officer who, by reason of such directorship or officership, is involved in any action, suit or proceeding (other than an action by or in the right of the corporation) may be indemnified by the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A director or officer who, by reason of such directorship or officership, is involved in any action or suit by or in the right of the corporation may be indemnified by the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the corporation unless and only to the extent that a court of appropriate jurisdiction shall approve such indemnification.

     The Company's Certificate of Incorporation provides that, to the maximum extent permitted under the Delaware General Corporation Law, a director of the Company shall not be personally liable to the Company or to any of its stockholders for monetary damages for breach of fiduciary duty as a director of the Company. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision that eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company maintains $1 million in insurance for its officers and directors in connection with claims against them in their capacity as officers or directors.

Item 16. Exhibits

      5   - Opinion of Law Offices of Brian W Pusch

     23.1 - Consent of Law Offices of Brian W Pusch (included in Exhibit 5)

     23.2 - Consent of KPMG Peat Marwick LLP

     24   - Power of Attorney (see page II-4)

     27   - Financial Data Schedule

Item 17.  Undertakings

     (a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the issuer of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (i)  The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 25th day of February, 1997.

                                      IMCLONE SYSTEMS INCORPORATED



                                      By    /s/ SAMUEL D. WAKSAL
                                        ------------------------------------
                                                 Samuel D. Waksal
                                        President and Chief Executive Officer

                                POWER OF ATTORNEY

     Each person whose individual signature appears below hereby authorizes Samuel D. Waksal, Harlan W. Waksal and John B. Landes, or any one of them, to execute in the name of each such person and to file any amendment to this Registration Statement and appoints Samuel D. Waksal, Harlan W. Waksal and John
B. Landes, or any one of them, as attorney-in-fact to sign on his behalf individually and in each capacity stated below and to file any amendments to this Registration Statement, including any and all post-effective amendments.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



      Signature                      Title                        Date
      ---------                      -----                        ----

/s/ ROBERT F. GOLDHAMMER    Chairman of the Board and        February 25, 1997
------------------------    Director
(Robert F. Goldhammer)



/s/ SAMUEL D. WAKSAL        President, Chief Executive       February 25, 1997
------------------------    Officer and Director
(Samuel D. Waksal)          (Principal Executive Officer)


/s/ HARLAN W. WAKSAL        Executive Vice President,        February 25, 1997
------------------------    Chief Operating Officer
(Harlan W. Waksal)          and Director



/s/ CARL GOLDFISCHER        Vice President of Financial and  February 25, 1997
------------------------    Strategic Planning and
(Carl Goldfischer)          Chief Financial Officer
                            (Principal Financial Officer)

/s/ RICHARD BARTH            Director                        February 25, 1997
------------------------
(Richard Barth)


/s/ JEAN CARVIS              Director                        February 25, 1997
------------------------
(Jean Carvais)



/s/ VINCENT T. DEVITA, JR.   Director                        February 25, 1997
------------------------
(Vincent T. DeVita, Jr.)



/s/ DAVID M. KIES            Director                        February 25, 1997
------------------------
(David M. Kies)



/s/ PAUL B. KOPPERL          Director                        February 25, 1997
------------------------
(Paul B. Kopperl)



/s/ WILLIAM R. MILLER        Director                        February 25, 1997
------------------------
(William R. Miller)

                                  EXHIBIT INDEX


 Exhibit No.                 Exhibit                                Page No.
 -----------                 -------                                --------

     5           Opinion of Law Offices of Brian W. Pusch

    23.1         Consent of Law Offices of Brian W.
                   Pusch (included in Exhibit 5)

    23.2         Consent of KPMG Peat Marwick LLP

    24           Power of Attorney (see page II-4)

    27           Financial Data Schedule